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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                            DSP COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                            DSP COMMUNICATIONS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   23332K106
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

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                            STEPHEN P. PEZZOLA, ESQ.
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                            DSP COMMUNICATIONS, INC.
                         20300 STEVENS CREEK BOULEVARD
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 777-2700
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

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                                WITH A COPY TO:

                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        525 UNIVERSITY AVENUE, SUITE 220
                          PALO ALTO, CALIFORNIA 94301
                                 (650) 470-4500

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is DSP Communications, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 20300 Stevens Creek Boulevard, Cupertino, California 95014. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Shares" or the "Company Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by CWC Acquisition Corporation, a Delaware corporation ("Purchaser") that is a direct, wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 20, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $36.00 per Share, or such higher per Share consideration paid by Purchaser to stockholders who have tendered Shares pursuant to the Offer, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 13, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct, wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as
Exhibit 2 hereto and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of each of Parent and Purchaser are located at 2200 Mission College Boulevard, Santa Clara, California 95052.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) NAME AND ADDRESS OF THE COMPANY

     The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company together with its subsidiaries, viewed as a single entity.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this statement as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Company Board") other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference.

     EMPLOYMENT AGREEMENTS WITH PARENT

     The following is a summary of certain provisions of letter agreements, dated as of October 13, 1999, entered into by Parent with the following: Davidi Gilo, Chairman of the Board, President and Chief Executive Officer, Joseph Perl, former President and Chief Executive Officer, Shmuel Arditi, Chief Operating Officer, David Aber, Chief Financial Officer, and Stephen P. Pezzola, General Counsel and Secretary of the Company (each, a "Parent Employment Agreement") (copies of which are filed herewith as Exhibits 11, 12, 13, 14 and 15, respectively, and incorporated herein by reference). The Parent Employment Agreements will become effective after the time that Parent accepts Shares for purchase in the Offer and are contingent on the occurrence of the acceptance of such Shares (the "Assumption Time"). The individuals listed above (other than Mr. Arditi) have existing employment contracts with the Company that will remain in effect in all respects except as set forth in the Parent Employment Agreements. In addition, in connection with entering into their respective Parent Employment Agreement, Mr. Gilo and Dr. Perl have entered into noncompete agreements with Parent (copies of which are filed herewith as Exhibits 9 and 10, respectively, and incorporated herein by reference) which are described below.

     Pursuant to his Parent Employment Agreement, Mr. Gilo will be employed by the Company or Parent until March 31, 2000, and will be available for consultation with senior management of the Company, but in no event for more than ten hours a week. Mr. Gilo has agreed that at the end of his employment period, he will voluntarily terminate his employment and will be entitled to severance in the amount of $525,000. In addition, Mr. Gilo has agreed to pay back any loans made to him by the Company within ten (10) days following the Assumption Time and to execute a proprietary information and inventions agreement with Parent. Pursuant to his noncompete agreement, Mr. Gilo has agreed that, for the two year period commencing on October 13, 1999, he will not engage in the Company's business in regions where the Company does business (with certain very limited exceptions). The noncompete agreement also provides for a two-year non-solicitation of customers and Company employees. In consideration for Mr. Gilo's agreement not to compete or solicit, Parent will pay Mr. Gilo $5 million within 30 days following the date that Parent and Purchaser accept Shares for purchase in the Offer but in no event prior to January 1, 2000. In the event that any payments or benefits received by Mr. Gilo become subject to the excise tax (the "Excise Tax") imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), Parent will pay to Mr. Gilo such additional amounts as are necessary to make him whole with respect to the Excise Tax (and any taxes, including Excise Tax, that may become payable with respect to such additional amounts).

     Pursuant to his Parent Employment Agreement, Mr. Aber will be employed by the Company or Parent until March 31, 2000, and will continue to perform services in the manner in which he has been performing services for the Company and its affiliates for approximately ten hours a week. Mr. Aber has agreed that at the end of the employment period, he will voluntarily terminate his employment and will be entitled to severance in the amount of $40,000. If any portion of any payments or benefits received by Mr. Aber pursuant to his Parent Employment Agreement or any other agreement with the Company becomes subject to the Excise Tax. Parent will pay to Mr. Aber such additional amounts as are necessary to make him whole with respect to such Excise Tax (and any taxes, including Excise Tax, that may become payable with respect to such additional amounts). In connection with entering into his Parent Employment Agreement, Mr. Aber will execute a proprietary information and inventions agreement with Parent, and he has agreed to pay back any loans made to him by the Company, pursuant to the terms of such loans but no later than March 31, 2000.

     Pursuant to his Parent Employment Agreement, Mr. Pezzola will be employed by the Company or Parent until March 31, 2000, and will continue to perform services in the manner in which he has been performing services for the Company and its affiliates for approximately ten hours a week. Mr. Pezzola has agreed that at the end of the employment period, he will voluntarily terminate his employment and will be entitled to severance in the amount of $50,000. If any portion of any payments or benefits received by Mr. Pezzola pursuant to his Parent Employment Agreement or any other agreements with the Company becomes subject to Excise Tax, Parent will pay to Mr. Pezzola such additional amounts as are necessary to make him whole with respect to such Excise Tax (and any taxes, including Excise Tax, that may become payable with respect to such additional amounts). In connection with entering into his Parent Employment Agreement, Mr. Pezzola will execute a proprietary information and inventions agreement with Parent.

     Pursuant to his Parent Employment Agreement, Dr. Perl will be employed by the Company or Parent until August 31, 2001, and will remain an employee of the Company and Parent consistent with his current duties and responsibilities. Dr. Perl has agreed that at the end of the employment period, he will voluntarily terminate his employment and will not be entitled to any severance or consulting fee. Dr. Perl will, however, be entitled to severance pay under his Employment Agreement with the Company, dated as of July 22, 1998, as amended on June 1, 1999 (the "Perl Employment Agreement"), pursuant to which he will receive severance equal to his then-current monthly salary multiplied by the number of months left until the end of the original term of the Perl Employment Agreement. In addition, in connection with entering into his Parent Employment Agreement. Dr. Perl will execute a proprietary information and inventions agreement with Parent. Dr. Perl has also agreed to pay back any loans made to him by the Company, pursuant to the terms of such loans, but no later than August 31, 2001. Pursuant to his noncompete agreement, Dr. Perl has agreed that, for the twenty-one month period commencing on October 13, 1999, he will not engage in the Company's business in regions where the Company does business (with certain very limited exceptions). The noncompete agreement also provides for a twenty-one month non-solicitation of customers and Company employees. Dr. Perl will not receive any additional consideration for entering into his noncompete agreement.

     Pursuant to his Parent Employment Agreement, Mr. Arditi, who holds certain options granted by the Company (the "Arditi Options"), of which one-third of the Shares covered thereby have vested, will remain an employee of the Company. The remainder of the Arditi Options will be subject to accelerated vesting as follows: (i) 45,000 options will vest upon the achievement of 1999 fourth quarter 1999 revenue of at least $41.3 million, (ii) 45,000 options will vest on the achievement by the Company of calender year 2000 revenues of at least $289 million and (iii) 45,000 options will vest if the Company ships commercial quantities of products to any two (2) entities out of the New Business Accounts, (as defined in his Parent Employment Agreement), by December 31, 2000. Furthermore, if the Company terminates Mr. Arditi's employment without cause prior to the date by which he could achieve any of the foregoing goals, that portion of Arditi Options that would accelerate upon achievement of those future goals will become fully vested and exercisable as of the date of termination. In consideration of the modification of the Arditi Options, Parent will grant to Mr. Arditi as soon as practicable following the Assumption Time 50,000 options to purchase shares of common stock, par value $.001 per share, of Parent ("Parent Common Stock") at an exercise price equal to the fair market value of such stock on the grant date. These new options will vest on the seventh anniversary from the date of the grant, provided that, in the event (i) the Company achieves fourth quarter 1999 revenue of at least $41.3 million, the vesting of 10,000 of the new options will be accelerated to January 15, 2001 and
(ii) the Company achieves calender year 2000 revenues of at least $289 million, the vesting of 40,000 of the new options will be accelerated to January 15, 2001.

     PAYMENTS IN RESPECT OF THE TRANSACTION

     In connection with the Transaction, the Company Board has approved the following bonuses for Mr. Gilo, Mr. Aber and Mr. Pezzola in recognition of their past efforts, their efforts in connection with the Transaction and their continued employment with the Company through the consummation of the Offer.

     - A lump sum payment in the amount of $5.0 million to Mr. Gilo.

     - A lump sum payment in the amount of $2.5 million to Mr. Pezzola.

     - A lump sum payment in the amount of $2.5 million to Mr. Aber.

     The payments set forth above will be made to the above individuals following the Assumption Time, on January 3, 2000.

     If any portion of any payments or benefits received by any of the above individuals becomes subject to the Excise Tax, Parent shall pay to each such individual such additional amounts as are necessary to make him whole with respect to such Excise Tax (and any taxes, including Excise Tax, that may become payable with respect to such additional amounts).

     STOCK OPTIONS

     The Merger Agreement provides that, at the Effective Time (as hereinafter defined), each option to purchase shares granted to employees of the Company under the 1994 Employee and Consultant Stock Option Plan, 1995 Employee and Consultant Stock Plan, the 1996 Stock Option Plan, the 1996 Non-Statutory Employee and Consultant Stock Option Plan, and the 1998 Non-Qualified Stock Option Plan which is then outstanding and unexercised will cease to represent a right to acquire Shares and will be converted automatically into an option to purchase shares of Parent Common Stock, and Parent will assume each such option (an "Assumed Option") subject to the terms of the applicable option plan and the agreement evidencing the grant thereunder of such Assumed Option; provided, however, that from and after the Effective Time, (i) the number of shares of Parent Common Stock purchasable upon exercise of such Assumed Option will be equal to the number of Shares that were purchasable under such Assumed Option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share, and (ii) the per Share exercise price under each such Assumed Option will be adjusted by dividing the per Share exercise price of each such Assumed Option by the Exchange Ratio, rounded up to the nearest cent. In the case of any Assumed Options which are "incentive stock options" (as defined in Section 422 of the Code) the exercise price, the number of shares of Parent Common Stock purchasable pursuant to such options and the terms and conditions of exercise of such options will be determined in order to comply with Section 424(a) of the Code. The duration and other terms of an Assumed Option will be the same as the original option except that all references to the Company will be deemed to be references to Parent. The terms of each Assumed Option will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Parent Common Stock on or subsequent to the Effective Time. The "Exchange Ratio" is equal to the ratio obtained by dividing the Offer Price by the closing price of one share of Parent Common Stock on The Nasdaq National Market on the trading day immediately preceding the Effective Time.

     Notwithstanding the foregoing, Parent and Purchaser agree that if Purchaser accepts Shares for purchase in the Offer, Parent and Purchaser will not terminate the Merger Agreement, and will not take any action that would allow the Company to terminate the Merger Agreement, until Parent has offered the holders of the Assumed Options the opportunity, after not less than five (5) business days notice, to have such Assumed Options assumed by Parent. With respect to any such assumption of Assumed Options, all references to the Effective Time in the previous paragraph shall instead refer to the date of such assumption.

     The Merger Agreement further provides that options to purchase Shares under the Company's 1995 Director Stock Option Plan immediately became fully vested and exercisable upon execution of the Merger Agreement and will remain exercisable until the closing date of the Merger and, following such closing date, such options shall expire and terminate and be of no further force or effect.

     EMPLOYEE STOCK PURCHASE PLAN

     The Company has reserved a maximum of 2,000,000 shares of Company Common Stock for issuance under the 1995 Employee Stock Purchase Plan (the "ESPP"). Under this plan, eligible employees are permitted to purchase shares of Company Common Stock at the end of each six month purchase period during a two year offering period (the "Offering Period"), through payroll deductions not exceeding 10% of an employee's gross salary. The price per share is equal to 85% of the fair market value of the Company Common Stock on the first day of the Offering Period or on the last day of the applicable purchase period, whichever is lower. As of September 30, 1999, an aggregate of $159,791 in payroll deductions had been set aside for the purchase of shares pursuant to the ESPP. The Merger Agreement provides that the Offering Period which is in effect as of October 13, 1999 (or, if the closing of the Merger will occur during an Offering Period which will have commenced following the Offering Period in effect as of October 13, 1999, such subsequent Offering Period) will be shortened such that the day on which the Shares will be purchased under the ESPP will be the closing date of the Merger.

     INDEMNIFICATION

     The Company maintains indemnification agreements with all of its directors and executive officers (the "Indemnitees"). These agreements provide for the Company to indemnify the Indemnitees to the fullest extent permitted by law if the Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made, a party to or witness or other participant in, any threatened, pending or completed action, suit, arbitration or proceeding, whether civil, criminal, administrative or investigative or other (other than an action or suit by or in the right of the Company or any subsidiary of the Company) or any inquiry or investigation that the Indemnitee in good faith believes might lead to the institution of any such action, suit, arbitration or proceeding, whether civil, criminal, administrative, investigative or other, by reason of (or arising in part out of) any event or occurrence related to the fact that the Indemnitee (i) is or was a director, officer, employee, agent or fiduciary of the Company or any subsidiary of the Company, (ii) is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or (iii) by reason of any action or inaction on the part of the Indemnitee while serving in any such capacity against any and all expenses (including reasonable attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit, arbitration, proceeding, inquiry or investigation, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval cannot be unreasonably withheld), including all interest, assessments and other charges paid or payable in connection therewith or in respect thereof, in each case to the extent actually and reasonably incurred by the Indemnitee (collectively, "Expenses")). The indemnification agreements also provide for the advancement of Expenses to the Indemnitees, within twenty (20) days after receipt by the Company of the written request of the Indemnitee, as well as the reimbursement to the Company by such Indemnitees of any such advances if it is determined by a final judicial determination (as to which all rights to appeal therefrom have been exhausted or lapsed) that the Indemnitee is not entitled to indemnification by the Company thereunder. A copy of the Company's form of Indemnification Agreement has been filed as Exhibit 16 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

     The Merger Agreement requires that, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless (and also cause the Surviving Corporation to advance Expenses as incurred to the fullest extent permitted under applicable law to), to the extent not covered by insurance, the Indemnitees against (i) all Expenses based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time; and (ii) all Expenses based in whole or in part on or arising in whole or in part out of or pertaining to the Merger Agreement or the transactions contemplated thereby to the fullest extent required or permitted under applicable law. The Merger Agreement also requires that, from and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to October 13, 1999 (or indemnification agreements in the Company's customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company's certificate of incorporation or bylaws as in effect immediately prior to the Effective Time. The Surviving Corporation's aggregate obligation to indemnify and hold harmless all Indemnitees for all matters to which such Indemnitees may be entitled to be indemnified or held harmless as described above shall in no event exceed the Company's stockholders' equity as of June 30, 1999. In addition, the Merger Agreement provides that, for a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event will Parent or the Surviving Corporation be required to expend on an annual basis in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 200% of such annual premium); provided, further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance. The foregoing description of the indemnification provided to the directors and officers of the Company pursuant to the Merger Agreement is qualified by reference to the complete text of Section 5.7 of the Merger Agreement which is incorporated by reference herein in its entirety. The Merger Agreement has been filed as Exhibit 2 to this Schedule 14D-9.

     Article X of the Company's certificate of incorporation, as amended to date, limits the personal liability of the directors of the Company to the fullest extent permitted by the DGCL. Such Article X also authorizes the Company to indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Company (or any predecessor thereto) or serves or has served, at the request of the Company (or any predecessor thereto), at any other enterprise as a director, officer or employee. A copy of such Article X has been filed as Exhibit 17 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     Article VI of the Company's bylaws, as amended to date, requires that the Company indemnify, to the maximum extent permitted by the DGCL, each of its directors and officers against any expenses, judgments, fines, settlements or other amounts incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the Company. A copy of such
Article VI has been filed as Exhibit 18 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

     CONFIDENTIALITY AGREEMENT

     The following is a summary of certain material provisions of the Corporate Non-Disclosure Agreement No. 465514, dated June 2, 1999, as amended effective August 31, 1999, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which each of Parent and the Company agreed to keep confidential all nonpublic, confidential or proprietary information which is furnished to one party by the other, subject to certain customary exceptions. In the Confidentiality Agreement, Parent and the Company have agreed, among other things, that, prior to February 2001, neither party will, without the prior written consent of the other, subject to certain customary exceptions, (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities of the other party, (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission (the "SEC")) or seek to advise or influence any person or entity with respect to the voting of any voting securities of the other party, (iii) form, join or in any way participate, directly or indirectly, in a "group" (as such term is defined by Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the other party, or (iv) otherwise act, alone or in concert with others, directly or indirectly, to seek control of the management, board of directors or policies of the other party. Notwithstanding the foregoing, the Confidentiality Agreement provides that the foregoing restrictions as applied against a party will terminate in the event that (a) any third party unaffiliated with such party initiates a tender offer or exchange offer for the other party's common stock, or (b) the other party enters into an agreement to merge with, or sell or dispose of 50% or more of its assets or earning power, to any party not affiliated with the other party.

     THE MERGER AGREEMENT

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger

Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined below shall have the meaning set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering stockholder will receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of certain conditions (see "Conditions to the Offer"). Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer (except as otherwise provided in the Merger Agreement), and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) add additional conditions to the Offer, (v) amend the conditions to the Offer set forth in Annex A to the Merger Agreement to broaden their scope, (vi) amend any other term of the Offer in a manner adverse to the holders of the Shares, (vii) extend the Offer except as permitted by the terms of the Merger Agreement, or (viii) amend or waive the Minimum Condition.

     Notwithstanding the foregoing, Purchaser may, without the consent of the Company Board, (i) from time to time extend the Offer if at the scheduled Expiration Date any conditions of the Offer have not been satisfied or waived,
(ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) business days beyond the latest Expiration Date that would otherwise be permitted under clause (i) or (ii) of this sentence if, on such Expiration Date, there have not been tendered at least 90% of the outstanding Shares. In addition, if at the time of any scheduled Expiration Date any one or more of the conditions to the Offer set forth on Annex A to the Merger Agreement are not satisfied and none of the events set forth in paragraphs (a) through (f) of Annex A to the Merger Agreement that would permit Purchaser not to accept tendered Shares for payment has occurred and is continuing, then, provided that such conditions are reasonably capable of being satisfied, Purchaser will extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred. In no event, however, will Purchaser be required to extend the Offer beyond January 31, 2000 (provided that if on January 31, 2000 any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or terminated and none of the events set forth in paragraphs (a) through (f) of Annex A to the Merger Agreement that would permit Purchaser not to accept Shares tendered for payment has occurred and is continuing, then such January 31, 2000 date will be automatically extended to April 30, 2000).

     Board Representation. Promptly upon the purchase by Purchaser of the Shares pursuant to the Offer and if the Minimum Condition has been met, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares so purchased bears to the total number of Shares then outstanding on a fully diluted basis. Notwithstanding the foregoing, the Company will use its best efforts to ensure that two of the members of the Company Board as of October 13, 1999 (the "Continuing Directors") will remain members of the Company Board until the effective time of the Merger (the "Effective Time"). If a Continuing Director resigns from the Company Board, Parent, Purchaser and the Company will permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who will be deemed to be a Continuing Director. Following the election or appointment of Parent's designees to the Company Board pursuant to the Merger Agreement and prior to the Effective Time, if there are any Continuing Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights under the Merger Agreement or any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement, will require the concurrence of a majority of such Continuing Directors. The Company's obligation to appoint designees of Parent to the Company Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company, as a result of which the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and a direct, wholly owned subsidiary of Parent. The Effective Time will occur at the date and time that a certificate of merger or a certificate of ownership and merger in such form as is required by the DGCL (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware, or such later time as Parent and the Company may agree upon and as may be set forth in the Certificate of Merger. The Surviving Corporation will continue its corporate existence under the laws of the State of Delaware. The Certificate of Incorporation of Purchaser in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation. The bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation. The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation until their successors are duly elected and qualified, and the officers of Purchaser at the Effective Time will be the initial officers of the Surviving Corporation until their successors are duly elected and qualified.

     Consideration to be Paid in the Merger. In the Merger, each outstanding Share (except for Excluded Shares) will be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration"). Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

     Options. At the Effective Time, each option to purchase Shares granted to employees of the Company under the Company's 1995 Employee and Consultant Stock Plan, 1996 Stock Option Plan, 1994 Employee and Consultant Stock Option Plan, 1998 Non-Qualified Stock Option Plan and 1996 Non-Statutory Employee and Consultant Stock Option Plan, which are then outstanding and unexercised, will be converted automatically into options to purchase shares of Parent Common Stock and Parent will assume each such option plan, subject to the terms of the applicable option plans. In each case, the number of shares of Parent Common Stock purchasable upon exercise of an assumed option will be equal to the number of Shares that were purchasable under such assumed option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share. Further, the per share exercise price under each such assumed option will be adjusted by dividing the per share exercise price of each such assumed option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each assumed option will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Parent Common Stock on or subsequent to the Effective Time. The duration and other terms of the assumed options will be the same as the original option except that all references to the Company will be deemed to be references to Parent. The "Exchange Ratio" is equal to the ratio obtained by dividing the Offer Price by the closing price of one share of Parent Common Stock on The Nasdaq National Market on the trading day immediately preceding the Effective Time.

     Notwithstanding the foregoing, Parent and Purchaser agree that if Purchaser accepts Shares for purchase in the Offer, Parent and Purchaser will not terminate the Merger Agreement, and will not take any action that would allow the Company to terminate the Merger Agreement, until Parent has offered the holders of the Assumed Options the opportunity, after not less than five (5) business days notice, to have such Assumed Options assumed by Parent. With respect to any such assumption of Assumed Options, all references to the Effective Time in the previous paragraph shall instead refer to the date of such assumption.

     By virtue of the execution of the Merger Agreement, options to purchase Shares under the Company's 1995 Director Stock Option Plan became fully vested and exercisable on October 13, 1999 and will remain exercisable until the closing date of the Merger and, following such closing date, such options will expire and terminate and be of no further force or effect. With respect to the ESPP, the Offering Period (as defined in the ESPP) which is in effect as of October 13, 1999 (or, if the closing of the Merger will occur during an Offering Period which will have commenced following the Offering Period in effect as of October 13, 1999, such subsequent Offering Period) will be shortened such that the New Exercise Date (as defined in the ESPP) will be the closing date of the Merger.

     Representations and Warranties. The Merger Agreement contains representations and warranties by the Company, on the one hand, and Parent and Purchaser, on the other hand. The terms of a limited number of the Company's representations and warranties provide that the Company will only be in breach of the applicable representation or warranty if the breach has a "Material Adverse Effect on the Company." Material Adverse Effect on the Company is defined as any circumstance, change in, or effect on the Company and its subsidiaries, taken as a whole, that is, or is reasonably likely in the foreseeable future to be, materially adverse to the operations, financial condition, earnings or results of operations, or the business (financial or otherwise), of the Company and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on the Company: (i) a change in the market price or trading volume of the Company Common Stock, (ii) conditions affecting the wireless communications components industry as a whole, (iii) a failure by the Company to meet internal earnings or revenue projections or the earnings or revenue projections of equity analysts, provided that, except for delays or disruptions in the fabrication of chips by the Company's major suppliers, this clause (iii) does not exclude any underlying change, effect, event, occurrence, state of facts or developments that resulted in such failure to meet such projections; (iv) any disruption of customer or supplier relationships arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the execution and announcement of the Merger Agreement or to the identity of Parent; or (v) the termination of the ASIC Patent License Agreement dated as of October 3, 1995 by and between the Company and Qualcomm Incorporated. The terms of a limited number of Parent's and Purchaser's representations and warranties provide that Parent and the Company will only be in breach of the applicable representation or warranty if the breach has a "Material Adverse Effect on Parent." Material Adverse Effect on Parent is defined in the Merger Agreement as any circumstance, change in or effect on (or circumstance, change in, or effect involving a prospective change in) Parent and its subsidiaries, taken as a whole, that materially and adversely affects the ability of Parent and/or Purchaser to consummate the Offer or the Merger.

     The representations and warranties of the Company, on the one hand, and Parent and Purchaser, on the other hand, include:

     - due organization, existence and good standing (including, in the case of the Company, its subsidiaries); qualification to do business (including, in the case of the Company, its subsidiaries) except where the failure to be so qualified would not have a Material Adverse Effect on the Company or a Material Adverse Effect on Parent, as the case may be; and, in the case of the Company, a true and complete listing of its equity investments.

     - corporate power and authority to enter into the Merger Agreement and perform its obligations under the Merger Agreement and, in the case of the Company, the Stock Option Agreement; proper execution, delivery and enforceability of the Merger Agreement and, in the case of the Company, the Stock Option Agreement.

     - accuracy of the information about the Company in the proxy statement and accuracy of the information about Parent and Purchaser in the Offer documents and the proxy statement.

     - governmental and third-party approvals and compliance of the Merger Agreement and, in the case of the Company, the Stock Option Agreement, with each party's charter documents, material agreements and applicable law.

     - absence of material legal proceedings and injunctions.

     - absence of broker's fees arising from the transactions contemplated by the Merger Agreement.

     - in the case of Parent and Purchaser, that they will have the funds necessary to acquire the Shares and that, as of October 13, 1999, neither of them is the beneficial owner of any shares of Company Common Stock.

     The Merger Agreement contains additional representations and warranties of the Company. These include:

     - capitalization of the Company and its subsidiaries.

     - approval of the Offer, the Merger, the Merger Agreement and the Stock Option Agreement by the Company Board.

     - filings with the SEC and accuracy of financial statements.

     - absence of existing defaults under its charter documents, material agreements and applicable law.

     - absence of undisclosed liabilities of the Company and its subsidiaries (other than liabilities incurred after June 30, 1999 in the ordinary course of business, consistent with past practice, no one or group of which, taken together, constitutes a Material Adverse Effect on the Company), and since June 30, 1999, no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have, a Material Adverse Effect on the Company.

     - the Company's and its subsidiaries' possession of all material permits, licenses, variances, exemptions, orders and approvals necessary for the lawful conduct of their respective businesses and compliance with applicable laws.

     - employee benefit plans, labor, employment and related matters.

     - no releases of hazardous material (except for those which, individually on in the aggregate, would not have a Material Adverse Effect on the Company) and no violations of environmental laws (except for those which, individually on in the aggregate, would not have a Material Adverse Effect on the Company).

     - payment of taxes and filing of tax returns.

     - intellectual property.

     - "Year 2000" capability.

     - foundry relationships.

     - insurance.

     - certain business practices.

     - product warranties and guaranties.

     - suppliers and customers.

     - grants, incentives and subsidies.

     No representations or warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time.

     Conduct of Business Before the Merger. Each of the Company, Parent and Purchaser has agreed to do certain things before the Merger occurs.

     The Company has agreed to, and to cause each of its subsidiaries, to:

     - conduct its operations in the ordinary course consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement.

     - use all commercially reasonable efforts to preserve intact its business organization.

     - use all commercially reasonable efforts to keep available the services of its current officers and employees.

     - use all commercially reasonable efforts to preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it.

     Parent and the Company have also agreed to:

     - use all reasonable efforts to do all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by the Merger Agreement, including the making of required filings, the obtaining of consents of all third parties and governmental authorities necessary or advisable to consummate the Merger, contesting any legal proceedings relating to the Merger, and executing any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

     - consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law.

     - not issue any press release or make any other public statements without the prior consent of the other party.

     - promptly tell the other party about (a) any events or circumstances that would cause or would be likely to cause any representations or warranties to not be true or (b) any material failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement.

     Subject to certain agreed exceptions, the Company has agreed for itself and on behalf of its subsidiaries not to:

     - amend its charter documents.

     - authorize for issuance, issue, sell, deliver or agree to issue any stock of any class or any other securities or equity equivalents, except for the issuance and sale of Shares pursuant to Company Stock Options outstanding as of October 13, 1999.

     - split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution of any kind in respect of its capital stock.

     - adopt a plan of complete or partial liquidation, dissolution, merger or other reorganization other than the Merger.

     - alter any subsidiary's corporate structure or ownership.

     - incur or assume any debt, except under existing lines of credit in the ordinary course of business or amend the terms of any existing debt.

     - become responsible for the obligations of any other person except for third party guarantees and lease agreements not to exceed $500,000 in the aggregate, and obligations of the Company's subsidiaries incurred in the ordinary course of business consistent with past practice.

     - make any loans to or investments in any other person, except to subsidiaries and customary loans or advances to employees in the ordinary course of business consistent with past practice.

     - encumber its capital stock.

     - mortgage or pledge any of its material assets or create or permit any material lien on those assets.

     - except as required by Applicable Law, enter into, adopt, amend or terminate any employee compensation, benefit or similar plan or increase any compensation or fringe benefits.

     - grant any severance or termination pay, except as required by law or by any written agreements existing on October 13, 1999.

     - voluntarily accelerate the vesting of any stock options.

     - sell, license or dispose of any material assets in any single transaction or series of related transactions having a fair market value in excess of $350,000 in the aggregate, except for sales of products and licenses of software in the ordinary course of business consistent with past practices.

     - enter into any exclusive license, distribution, marketing, sales or other agreements.

     - license any source code to any third party other than with respect to internal use in the ordinary course of business consistent with past practices.

     - except as required as a result of a change in law or in generally accepted accounting principles, change any of its accounting principles, practices or methods.

     - revalue in any material respect any of its assets other than in the ordinary course of business consistent with past practice or as required by generally accepted accounting principles.

     - acquire any other business or entity or any equity interest therein.

     - enter into any material agreement.

     - modify or waive any right under any material contracts.

     - modify its standard product warranty terms or modify any existing product warranties in any material and adverse manner.

     - authorize any new or additional capital expenditure(s) that in the aggregate are in excess of $50,000 per month.

     - authorize any new or additional manufacturing capacity expenditure or expenditures for any manufacturing capacity contracts or arrangements.

     - acquire any other asset or related group of assets in a single transaction or series of related transactions with a cost in excess of $1 million or permit all such acquisitions taken together to exceed $3 million.

     - make any material tax election or settle or compromise any material income tax liability.

     - permit any insurance policy naming it as a beneficiary or loss payee to expire, be canceled or be terminated, except if a comparable insurance policy is obtained and in effect.

     - fail to file any tax returns when due or fail to cause such tax returns when filed to be complete and accurate in all material respects.

     - fail to pay any taxes or other material debts when due.

     - settle or compromise any legal proceeding that relates to the transactions contemplated by the Merger Agreement, the settlement or compromise of which involves more than $1,500,000 or would otherwise be material to the Company, or relates to any intellectual property matters.

     - take or fail to take any action that could reasonably be expected to limit the use of any net operating losses, built-in losses, tax credits or other similar items.

     - take or fail to take any action that could reasonably be expected to cause any transaction intended by the Company or its subsidiaries to be a reorganization under Section 368(a) under the Code to fail to qualify as such a reorganization.

     - take or agree in writing or otherwise to take any of the actions described above.

     The Company also has agreed that it will:

     - upon reasonable notice, provide Parent with reasonable access to the Company's employees, plants, offices, warehouses and other facilities and to all books and records and personnel files of current employees of the Company and its subsidiaries as Parent may reasonably require, and cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request.

     - provide Parent with periodic financial information.

     - provide Parent with reasonable access to the Company's employees to, among other things, deliver offers of continued employment and provide information to the employees about Parent.

  Acquisition Proposals.

     The term "Third Party Acquisition" is used herein to mean any of the following:

     - an acquisition of the Company by anyone other than Parent, Purchaser or any of their affiliates (a "Third Party").

     - the acquisition by a Third Party of any material portion (which includes 15% or more) of the assets of the Company and its subsidiaries, taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices.

     - an acquisition by a Third Party of 15% or more of the outstanding Shares.

     - the Company's adoption of a plan of liquidation or declaration or payment of an extraordinary dividend.

     - the Company's or any of its subsidiaries' repurchase of more than 15% of the outstanding Shares.

     - the Company's or any of its subsidiaries' acquisition of any interest or investment in any business whose annual revenues, net income or assets is equal to or greater than 15% of the annual revenues, net income or assets of the Company.

     The Company has agreed that it will:

     - cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition.

     - request each person that has executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its subsidiaries to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries.

     - not, directly or indirectly, encourage, solicit, participate in or initiate discussions with, or provide any information to anyone except Parent and Purchaser concerning, any Third Party Acquisition; provided, however, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer.

     - notify Parent if the Company or any of its subsidiaries or affiliates receives any proposal or inquiry concerning a Third Party Acquisition.

     - provide a copy of any written agreements, proposals, or other materials the Company receives about a Third Party Acquisition.

     - advise Parent from time to time of the status and any developments concerning any Third Party Acquisition.

     Except as described below, the Company Board will not withdraw or modify its recommendation of the Offer or the Merger. It also may not approve, recommend, cause or permit the Company to enter into any agreement or obligation relating to any Third Party Acquisition. However, if the Company Board determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that its fiduciary duties require it to do so, the Company Board may withdraw its recommendation of the Offer or the Merger or approve or recommend any bona fide proposal to acquire, directly or indirectly, solely for cash and/or securities, all Company Common Stock then outstanding, or all or substantially all of the Company's assets:

     - that is fully financed and contains terms that the Company Board by a majority vote determines in good faith, based as to the financial terms on the written advice of the Company's financial advisor or another financial advisor of nationally recognized reputation, to be more favorable to the Company's stockholders than the Merger; and

     - that the Company Board by a majority vote determines in its good faith judgment (following and based on consultation with the Company's financial advisor or another financial advisor of nationally recognized reputation and its legal or other advisers) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal); and

     - that does not contain a "right of first refusal" or "right of first offer" with respect to any counter-proposal that Parent may make; and

     - that does not contain any financing or "due diligence" condition.

     An offer that has all of these characteristics is sometimes referred to herein as a "Superior Proposal."

     The Company Board may only withdraw its recommendation of the Offer or the Merger or approve or recommend any Superior Proposal (a) after providing written notice to Parent advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions and identifying the person making the Superior Proposal, and (b) if Parent does not, within three
(3) business days of receipt of such proposal, make an offer that the Company Board by a majority vote determines in good faith, based, as to the financial terms, on the written advice of the Company's financial adviser or another financial advisor of nationally recognized reputation, to be at least as favorable to the Company stockholders as the Superior Proposal. If Parent fails to make this offer, the Company may enter into an agreement with respect to the Superior Proposal only if the Merger Agreement is concurrently terminated in accordance with its terms and the Company has paid all amounts owing to Parent as a result of such termination (as described below under "-- Termination of the Merger Agreement -- Liquidated Damages and Expenses").

     Conditions to the Merger. The obligation of each of the Company, Parent and Purchaser to consummate the Merger is subject to the satisfaction of each of the following conditions:

     - the Merger Agreement has been approved and adopted by the requisite vote of the Company's stockholders, if such vote is required by Applicable Law.

     - no law or order by any United States federal or state court or governmental authority prohibits, restrains, enjoins or restricts the Merger.

     - all governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated by the Merger Agreement and to operate the Company's business after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable (other than under the HSR Act).

     - the Proxy Statement, if required to be prepared and disseminated to the Company's stockholders, shall have been cleared by the SEC and shall not be the subject of any stop order.

     The Company will not be required to complete the Merger unless:

     - Parent's and Purchaser's representations and warranties in the Merger Agreement are true and correct at and as of the Effective Time (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on Parent).

     - Parent and Purchaser shall have performed in all material respects each of its covenants and obligations to be performed at or before the Effective Time.

     Parent and Purchaser will not be required to complete the Merger unless:

     - the Company's representations and warranties in the Merger Agreement shall be true and correct at and as of the Effective Time (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company).

     - the Company shall have performed in all material respects each of its covenants and obligations to be performed at or before the Effective Time.

     - since June 30, 1999, there have been no events, changes, or effects, individually or in the aggregate, with respect to the Company or its subsidiaries that constitute a Material Adverse Effect on the Company.

     - in connection with complying with any applicable law (including the HSR
       Act) or obtaining any requisite consent, Parent will not be (i) required, or be construed to be required, to sell or divest any assets or business or to restrict any business operations in order to obtain the consent or successful termination of any review of any Governmental Entity regarding the transactions contemplated by the Merger Agreement or (ii) prohibited from owning, and no material limitation shall be imposed on Parent's ownership of, any material portion of the Company's business or assets.

     Assurances cannot be given that all of the conditions to completing the Merger will be satisfied.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after it has been approved by the Company's stockholders. This termination may occur in the following ways:

     - Parent, Purchaser and the Company mutually agree to terminate it.

     - Parent and Purchaser, or the Company, decide to terminate it because:

      1. any U.S. state or federal court or other U.S. governmental authority has issued a non-appealable, final order restraining, enjoining or otherwise prohibiting the Merger; or

      2. the Merger is not completed by April 30, 2000 (provided that if the January 31, 2000 date described below in "Conditions to the Offer" is automatically extended, as described in such section, to April 30, 2000, then the April 30, 2000 date shall be automatically extended to July 31, 2000) (as the case may be, the "Final Date"), unless the failure to complete the Merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement.

     - The Company decides to terminate it because:

      1. Parent's and Purchaser's representations or warranties in the Merger Agreement are breached or are untrue such that the conditions to the Company's obligation to complete the Merger would be incapable of being satisfied by the Final Date, so long as the Company has not breached its own obligations under the Merger Agreement in any material respect;

      2. Parent or Purchaser fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on Parent or materially adversely affects (or materially delays) the ability of the Company to consummate the Merger, and Parent and Purchaser, as the case may be, has not cured such breach within five (5) business days after notice by the Company thereof and provided that the Company has not breached its own obligations under the Merger Agreement in any material respect;

      3. the Company Board has received a Superior Proposal and responded in a way that permitted termination of the Merger Agreement, including the payment of liquidated damages and expenses to Parent; or

      4. Purchaser shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer or if, by the date described below in "Certain

         Conditions of the Offer," Purchaser shall have terminated the Offer; provided that the Company has not breached its own obligations under the Merger Agreement in any material respect that in any manner shall have proximately contributed in any material respect to the foregoing failure.

     - Parent or Purchaser decides to terminate it because:

      1. the Company's representations or warranties in the Merger Agreement are breached or are untrue such that the conditions to Parent's and Purchaser's obligations to complete the Merger would be incapable of being satisfied by the Final Date, so long as neither Parent nor Purchaser has breached its own obligations under the Merger Agreement in any material respect;

      2. the Company fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on the Company or materially adversely affects (or materially delays) the ability of Purchaser to consummate the Offer or the ability of Parent, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within five (5) business days after notice by Parent or Purchaser thereof and provided that neither Parent nor Purchaser has breached its own obligations under the Merger Agreement in any material respect;

      3. the Company Board has recommended a Superior Proposal to the Company's stockholders;

      4. the Company Board has withdrawn or adversely modified its approval or recommendation of the Merger Agreement, the Offer or the Merger;

      5. at any time after the date on which Purchaser has accepted Shares for payment pursuant to the Offer, the Company Board has stopped using all reasonable efforts to hold a stockholders' meeting to vote on the Merger; or

      6. due to an occurrence, that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions described below in "Certain Conditions of the Offer," Purchaser shall have failed to commence the Offer within five (5) business days following the date of the initial public announcement of the Offer, or Purchaser has terminated the Offer in accordance with the provisions described below in "Certain Conditions of the Offer"; provided that neither Parent nor Purchaser has breached its own obligations under the Merger Agreement in any material respect that in any manner shall have proximately contributed in any material respect to the failure to commence or termination of the Offer.

     Effect of Termination. Upon termination, the Merger Agreement becomes void provided that the confidentiality and fees and expenses provisions remain in effect. Also, termination will not relieve either party from liability for any intentional breach by it of any covenant in the Merger Agreement before it was terminated. No representations or warranties made by the Company, Parent or Purchaser shall survive beyond a termination of the Merger Agreement.

     Liquidated Damages and Expenses. The Company has agreed to pay Parent $45 million as liquidated damages if the Merger Agreement is terminated as follows:

     - It is terminated by the Company because the Company Board received a Superior Proposal and responded in a way that permitted its termination.

     - It is terminated by Parent and Purchaser because the Company Board recommended to the Company's stockholders a Superior Proposal or the Company Board withdrew or adversely modified its approval or recommendation of the Merger Agreement, the Offer or the Merger.

     - It is terminated by Parent and Purchaser because of a failure by the Company to perform its agreements in the Merger Agreement which entitles Parent and Purchaser to terminate the Merger Agreement, and either (a) at the time of such termination, an offer by a third party to consummate a Company Acquisition (as defined below) is outstanding or has been publicly announced (and not withdrawn), and such Company Acquisition occurs, or (b) within six (6) months of termination, the Company enters into an agreement with respect to a Company Acquisition or the Company publicly announces a plan or proposal with respect to a Company Acquisition and that Company Acquisition having a per share valuation at the time of announcement that is more favorable to the Company's stockholders than the Merger occurs. As used herein, a "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of fifty percent (50%) or more of the assets of the Company and its subsidiaries, taken as a whole; (ii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding Shares or any securities convertible into or exchangeable for Shares that would constitute fifty percent (50%) or more of the outstanding Shares upon such conversion or exchange, or any combination of the foregoing; (iii) the acquisition by the Company of the assets or stock of a Third Party if, as a result of which, the outstanding Shares of the Company immediately prior thereto are increased by one hundred percent (100%) or more, or (iv) the merger, consolidation or business combination of the Company with or into a Third Party, where, following such merger, consolidation or business combination, the stockholders of the Company immediately prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

     - It is terminated by Parent and Purchaser due to the Minimum Condition not being satisfied which entitles Parent or Purchaser to terminate the Merger Agreement, and either (a) at the time of such termination, an offer by a Third Party to consummate a Company Acquisition is outstanding or has been publicly announced (and not withdrawn), and such Company Acquisition occurs, or (b) within six (6) months of termination of the Merger Agreement, the Company enters into an agreement with respect to a Company Acquisition or the Company publicly announces a plan or proposal with respect to a Company Acquisition and that Company Acquisition having a per share valuation at the time of announcement that is more favorable to the Company's stockholders than the Merger occurs.

     In addition, the Company has agreed to pay Parent up to $5 million as reimbursement of its fees and expenses if the Merger Agreement is terminated as follows:

     - It is terminated by Parent and Purchaser due to a failure to satisfy any of the conditions described below in "Conditions to the Offer" under circumstances where the termination fee is payable.

     - It is terminated by the Company because the Company Board received a Superior Proposal and responded in a way that permitted its termination.

     - It is terminated by Parent and Purchaser because the Company's representations or warranties in the Merger Agreement are untrue as of October 13, 1999 such that the conditions to Parent's and Purchaser's obligations to complete the Merger could not be satisfied by the Final Date, so long as neither Parent nor Purchaser has breached its own obligations under the Merger Agreement in any material respect.

     - It is terminated by Parent and Purchaser because the Company fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on the Company or materially adversely affects (or materially delays) the ability of Purchaser to consummate the Offer or the ability of Parent, Purchaser or the Company to consummate the Merger, and the Company has not cured such breach within five (5) business days after notice by Parent or Purchaser thereof and provided that neither Parent nor Purchaser has breached its own obligations under the Merger Agreement in any material respect

     - It is terminated by Parent and Purchaser because the Company Board recommended to the Company's stockholders a Superior Proposal.

     - It is terminated by Parent and Purchaser because the Company Board has withdrawn or adversely modified its approval or recommendation of the Offer or the Merger.

     Further, Parent has agreed to pay the Company up to $5 million as reimbursement of its fees and expenses if the Merger Agreement is terminated by the Company because:

     - Parent's and Purchaser's representations or warranties in the Merger Agreement are untrue such that the conditions to the Company's obligation to complete the Merger could not be satisfied by the Final

       Date, so long as the Company has not breached its own obligations under the Merger Agreement in any material respect.

     - Parent or Purchaser fails to perform its agreements in the Merger Agreement, and this failure has a Material Adverse Effect on Parent or materially adversely affects (or materially delays) the ability of the Company to consummate the Merger, and Parent or Purchaser, as the case may be, has not cured such breach within five (5) business days after notice by the Company thereof and provided that the Company has not breached its own obligations under the Merger Agreement in any material respect.

     If a request for expense reimbursement exceeds $2.5 million, the requesting party will accompany such request with invoices or other reasonable evidence of its payment of such expenses. Except as described above, whether or not the Merger occurs, the parties to the Merger Agreement have agreed to pay their own fees and expenses incurred in connection with the Merger Agreement.

     Extension and Waiver. At any time prior to the Effective Time, Parent, Purchaser and the Company may agree to:

     - extend the time for the performance of any of the obligations or other acts of the other party.

     - waive any inaccuracies in the other's representations and warranties.

     - waive the other's compliance with any of the agreements or conditions in the Merger Agreement.

     Amendment. The Merger Agreement may be amended, modified and supplemented in any and all respects by the parties at any time before or after the Company's stockholders approve the Merger. However, any change which by law requires the approval of the Company's stockholders will require their subsequent approval to be effective.

     MISCELLANEOUS

     The Merger Agreement provides that in connection with the compliance by Parent or Purchaser with any applicable law (including the HSR Act) or obtaining the consent or approval of any governmental entity whose consent or approval may be required to consummate the transactions contemplated by the Merger Agreement, Parent will not be (i) required, or be construed to be required, to sell or divest any assets or business or to restrict any business operations in order to obtain the consent or successful termination of any review of any such governmental entity regarding the transactions contemplated by the Merger Agreement or (ii) prohibited from owning, and no material limitation shall be imposed on Parent's ownership of, any material portion of the Company's business or assets.

     CONDITIONS TO THE OFFER

     Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered shares after termination of the Offer, Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of any Shares or extend the Offer one or more times in accordance with the Merger Agreement and may terminate the Offer at any time after January 31, 2000 (provided that if on January 31, 2000 the condition set forth in clause
(ii) below regarding the HSR Act is not satisfied and none of the events set forth in paragraphs (a) through (f) below has occurred and is continuing, then such January 31, 2000 date shall be automatically extended to April 30, 2000) if
(i) less than a majority of the outstanding Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options and unvested Company Stock Options that vest prior to the Final Date, but excluding any Shares held by the Company or any of its subsidiaries) has been tendered pursuant to the Offer (the "Minimum Condition") by the expiration of the Offer and not withdrawn; (ii) any applicable waiting period under the HSR Act has not expired or terminated; (iii) all necessary consents and approvals from the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry and the Investment Center of the Ministry of Finance of the State of Israel and any other foreign Governmental Entities shall not have been obtained; or (iv) at any time after

October 13, 1999, and before acceptance for payment of any Shares, any of the following events shall occur and be continuing:

          (a) there shall have been any action (other than a second request by the appropriate Governmental Entity with jurisdiction under the HSR Act) taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other Governmental Entity which directly or indirectly (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, (iii) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (iv) otherwise has a Material Adverse Effect on the Company;

          (b) (i) the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) as of October 13, 1999 and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), (ii) the Company shall have failed to perform in all material respects its covenants and obligations contained in the Merger Agreement (other than the covenants that require the Company to either notify Parent of any actual or potential breach of its representations or warranties or breach of any of its agreements under the Merger Agreement or to amend the Company Disclosure Schedule), or (iii) there shall have occurred since September 30, 1999 any events or changes that constitute a Material Adverse Effect on the Company;

          (c) it shall have been publicly disclosed or Parent shall have otherwise learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of more than 20% of the Shares or any other class of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares and (ii) such person or group shall not have tendered such Shares pursuant to the Offer;

          (d) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent and Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement or the Merger, or recommended another proposal or offer, or the Company Board shall have resolved to do any of the foregoing;

          (e) the Merger Agreement shall have terminated in accordance with its terms; or

          (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on The New York Stock Exchange (the "NYSE") or The Nasdaq National Market, for a period in excess of twenty-four (24) hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) the commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States that constitutes a Material Adverse Effect on the Company or materially adversely affects or delays the consummation of the Offer,
     (iii) the average of the closing prices of the Standard & Poor's 500 Index for any twenty (20) consecutive trading days shall be twenty-five percent (25%) or more below the closing price of such index on any trading day on or after the date hereof that precedes the commencement of such 20 trading day period, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; which in the good faith judgment of Parent, in any such case, and regardless of the circumstances (including any action or inaction by Parent) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and, subject to the Merger Agreement, may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     TENDER AND VOTING AGREEMENT

     General. As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, Mr. Gilo and Dr. Perl (each, a "Stockholder"), concurrently with the execution of the Merger Agreement, entered into a Tender and Voting Agreement and Irrevocable Proxy (each, the "Tender Agreement") with Parent and Purchaser, with respect to all of the Shares owned by such Stockholder. The Tender Agreements signed by Mr. Gilo and Dr. Perl, respectively, are substantially identical. The following is a summary of the material provisions of the Tender Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender Agreements, copies of which are filed, respectively, as Exhibits 4 and 5, hereto and are incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Tender Agreements.

     Tender of Shares. Pursuant to the Tender Agreement, each Stockholder has agreed to tender into the Offer, no later than ten (10) business days following the commencement of the Offer, all Shares beneficially owned by him. Purchaser's obligation to accept for payment and pay for such Shares is subject to the terms and conditions of the Offer.

     Voting of Shares. Pursuant to the Tender Agreement, each Stockholder has agreed to vote his Shares in connection with any meeting of the Company's stockholders, or in connection with any written consent of the Company's stockholders, (i) in favor of approval of the Merger Agreement and any actions required in furtherance of the transactions contemplated thereby, including without limitation voting such shares in favor of the election to the Company Board of each person designated by Parent for nomination thereto pursuant to the terms of the Merger Agreement at any meeting of the Company's stockholders called for the election of directors; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against: (A) any Third Party Acquisition, (B) any change in a majority of the individuals who, as of October 13, 1999, constitute the Board of Directors of the Company (except as otherwise contemplated by the Merger Agreement), (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any Third Party, (D) a sale, lease, transfer or disposition of any assets of the Company's or any of its subsidiaries' business outside the ordinary course of business, or any assets which are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (E) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or bylaws, (F) any other material change in the Company's corporate structure or affecting its business, or (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stock Option Agreement, or any of the transactions contemplated by the Tender Agreement.

     Grant of Proxy. In addition, each Stockholder has granted Purchaser an irrevocable proxy to vote at any meeting (and any adjournment or postponement thereof) of the Company's stockholders called for purposes of considering whether to approve the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or any Third Party Acquisition, or to execute a written consent of stockholders in lieu of any such meeting, all Shares beneficially owned by such Stockholder as of the date of such meeting or written consent in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, or against a Third Party Acquisition, as the case may be.

     Restrictions on Transfer. During the term of the Tender Agreement, each Stockholder has agreed that he will not, directly or indirectly (i) except as expressly contemplated by the Tender Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or
(iii) take any action that would make any representation or warranty of such Stockholder contained in the Tender Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing any of such Stockholder's obligations under the Tender Agreement. The Tender Agreement does permit each Stockholder to transfer his Shares to any family member, certain entities owned by or formed for the benefit of such Stockholder or his family members, and certain successors to such Stockholder; provided, that in the case of any such transfer, the transferee executes an agreement to be bound by the terms of the Tender Agreement, or terms substantially identical thereto. In addition, each Stockholder has agreed not to enter into any agreement or understanding with any person the effect of which would be inconsistent or violative of the provisions and agreements contained in the Tender Agreement.

     No Solicitation. Each Stockholder has also agreed that he will immediately cease any discussions or negotiations with any other persons with respect to any Third Party Acquisition. Pursuant to the Tender Agreement, neither Stockholder may, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person or group (other than Parent and Purchaser) concerning any Third Party Acquisition. Each Stockholder will promptly (i) notify Parent in the event such Stockholder receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information in connection with a potential Third Party Acquisition, (ii) provide a copy of any written agreements, proposals or other materials the Stockholder receives from any such person or group, and (iii) advise Parent from time to time of the status, at any time upon Parent's request, and promptly following any developments concerning a potential Third Party Acquisition.

     Director Matters Excluded. In the Tender Agreement, Parent and Purchaser have each acknowledged and agreed that no provision thereof limits or otherwise restricts each Stockholder with respect to any act or omission that such Stockholder may undertake or authorize in his capacity as a director of the Company, including, without limitation, any vote that such Stockholder may make as a director of the Company with respect to any matter presented to the Company Board.

     Termination. The Tender Agreement, and all rights and obligations of the parties thereunder, terminates upon the earlier of (a) the date on which the Merger Agreement is terminated in accordance with its terms, (b) the date Shares are accepted for payment by Purchaser pursuant to the Offer, and (c) July 31, 2000.

     STOCK OPTION AGREEMENT

     General. As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, the Company, concurrently with the execution of the Merger Agreement, entered into a Stock Option Agreement (the "Stock Option Agreement") with Parent. The following is a summary of the material provisions of the Stock Option Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Option Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Stock Option Agreement.

     Option Grant. Pursuant to the Stock Option Agreement, the Company granted Parent an irrevocable option to purchase 8,000,000 Shares (the "Option Shares") at an exercise price of $36.00 per Share ("Option Price"), subject to adjustment as provided for therein.

     Exercise of Option. Parent may exercise the Option, in whole or in part, at any time or from time to time on or after the occurrence of a Triggering Event (as defined below). If Parent wishes to exercise the Option at such time as the Option is exercisable and has not terminated, Parent is required to deliver written notice (the "Exercise Notice") to the Company specifying Parent's intention to exercise the Option, the total number of Option Shares it wishes to purchase and a date and time for the closing of such purchase (an "Option Closing"), which date will not be less than two (2) nor more than thirty (30) business days after the later of (i) the date such Exercise Notice is given and
(ii) the expiration or termination of any applicable waiting period under the HSR Act.

     As used in the Stock Option Agreement, the term "Triggering Event" means the earlier to occur of (i) the time immediately prior to the occurrence of any of the events (or series of events) specified in the Merger Agreement giving rise to the obligation of the Company to pay the Termination Fee, and (ii) the date on which Purchaser has accepted for payment the Shares pursuant to the Offer; provided, however, that clause (ii) of this sentence shall only constitute a Triggering Event if the number of Option Shares plus the number of Shares tendered pursuant to the Offer will, upon issuance of the Option Shares, equal at least ninety percent (90%) of the issued and outstanding shares of Company Common Stock.

     Certain Conditions. The obligation of the Company to issue Option Shares under the Stock Option Agreement upon the exercise of the Option is subject to the satisfaction or waiver of the following conditions: (a) any waiting periods applicable to the acquisition of the Option Shares by Parent pursuant to the Stock Option Agreement under the HSR Act and any material foreign competition laws shall have expired or been terminated; and (b) no statute, rule or regulation shall be in effect, and no order, decree or injunction entered by any court of competent jurisdiction or governmental entity in the United States shall be in effect that prohibits the exercise of the Option or acquisition or issuance of Option Shares pursuant to the Stock Option Agreement.

     Adjustments Upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of the Company, Parent shall receive, upon exercise of the Option, the stock or other securities, cash or property to which Parent would have been entitled if Parent had exercised the Option and had been a holder of record of shares of Company Common Stock on the record date fixed for determination of holders of shares of Company Common Stock entitled to receive such stock or other securities, cash or property at the same aggregate price as the aggregate Option Price of the Option Shares.

     Cancellation Amount. If, subsequent to a Triggering Event and prior to the Expiration Date, any Third Party shall have acquired fifty percent (50%) or more of the then outstanding shares of the Company Common Stock (a "Share Acquisition"), or the Company shall have entered into a written definitive agreement with any Third Party providing for a Company Acquisition (as defined below), then Parent, in lieu of exercising the Option, has the right at any time thereafter (for so long as the Option is exercisable) to request in writing that the Company pay, and promptly (but in any event not more than twenty (20) business days) after the giving by Parent of such request, the Company shall pay to Parent, in cancellation of the Option, an amount in cash (the "Cancellation Amount") equal to:

          (1) the excess over $36 of the greater of (A) the last sale price of a share of Company Common Stock as reported on the NYSE on the last trading day prior to the date of the Exercise Notice, and (B)(I) the highest price per share of Company Common Stock offered to be paid or paid by any Third Party pursuant to or in connection with such Share Acquisition or Company Acquisition or (II) if such Company Acquisition consists of a purchase and sale of assets, the sum of (a) the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with a Company Acquisition and (b) the amount of cash receivable by the Company upon the exercise or conversion of outstanding in-the-money options, warrants, rights or convertible securities, divided by the sum of (x) the number of shares of Company Common Stock then outstanding plus (y) the number of shares issuable upon exercise or conversion of outstanding in-the-money options, warrants, rights or convertible securities, multiplied by

          (2) the number of Option Shares then covered by the Option.

     Profit Limitation. Notwithstanding anything to the contrary contained in the Stock Option Agreement, (1) Parent's Total Payment (as defined below), if any, which Parent may derive under the Stock Option Agreement will in no event exceed $55 million and Parent will pay any excess over such amount to the Company and (2) the Option may not be exercised for a number of Shares as would, as of the date of exercise, result in a Notional Total Payment (as defined below), together with the actual Total Payment immediately preceding such exercise, exceeding $55 million. The term "Total Payment" means the sum (before taxes) of the following: (i) any Cancellation Amount received by Parent pursuant to the Stock Option Agreement, (ii)(x) the net cash amounts received by Parent pursuant to the sales, within twelve (12) months following exercise of the Option, of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated party, less (y) the aggregate Option Price for such shares, (iii) any amounts received by Parent upon transfer of the Option (or any portion thereof) to any unaffiliated party, and (iv) the termination fee actually received by Parent pursuant to the Merger Agreement. The term "Notional Total Payment" means, with respect to any number of Option Shares as to which Parent may propose to exercise the Option, the Total Payment determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of Shares held by Parent as of such date and were sold for cash at the closing market price for the Company Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

     As used in the Stock Option Agreement, "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition by a Third Party of fifty percent (50%) or more of the assets of the Company and its subsidiaries taken as a whole; (ii) the acquisition by a Third Party of fifty percent (50%) or more of the outstanding shares of the Company Common Stock or any securities convertible into or exchangeable or exercisable for shares of the Company Common Stock that would constitute fifty percent (50%) or more of the outstanding shares upon such conversion or exchange or exercise, or any combination of the foregoing; (iii) the acquisition by the Company of the assets or stock of a Third Party if, as a result of which the outstanding shares of Company Common Stock immediately prior thereto are increased by one hundred percent (100%) or more; or (iv) the merger, consolidation or business combination of the Company with or into a Third Party, where, following such merger, consolidation or business combination, the stockholders of the Company immediately prior to such transaction do not hold, immediately after such transaction, securities of the surviving entity constituting more than fifty percent (50%) of the total voting power of the surviving entity.

     Expiration. The Option shall expire at the earlier of (y) the Effective Time and (z) upon termination of the Merger Agreement in accordance with its terms unless Parent has the right, or has the possibility of obtaining the right, to receive a termination fee pursuant to the Merger Agreement, in which case the Option will not terminate until the later of (A) five (5) business days following the time such termination fee becomes unconditionally payable and (B) the expiration of the period in which Parent has such right to receive such termination fee (such expiration date is referred to as the "Expiration Date").

     Registration Rights. Parent may, by written notice (a "Registration Notice"), request at any time or from time to time within two (2) years following a Triggering Event (the "Registration Period"), in order to permit the sale, transfer or other disposition of the Option Shares that have been acquired by or are issuable to Parent upon exercise of the Option ("Registrable Securities"), that the Company register under the Securities Act of 1933, as amended (the "Act"), the offering, sale and delivery, or other transfer or disposition, of the Registrable Securities by Parent. Any such Registration Notice must relate to a number of Registrable Securities equal to at least twenty percent (20%) of the Option Shares, unless the remaining number of Registrable Securities is less than such amount, in which case Parent will be entitled to exercise its rights hereunder but only for all of the remaining Registrable Securities (a "Permitted Offering"). Parent's registration rights under the Stock Option Agreement terminate at such time as Parent shall be entitled to sell all of the remaining Registrable Securities pursuant to Rule 144(k) under the Act. The Company is required to use all reasonable efforts to qualify any Registrable Securities Parent desires to sell or otherwise dispose of under applicable state securities or "blue sky" laws; provided, however, that the Company is not required to qualify to do business, consent to general service of process or submit to taxation in any jurisdiction by reason of this provision. Without Parent's prior written consent (which may be withheld in its sole discretion), no other securities are permitted to be included in any such registration.

     The Company is required to use all reasonable efforts to cause each such registration statement to become effective as promptly as possible, to obtain all consents or waivers of other persons that are required therefor and to keep such registration statement effective for a period of at least ninety (90) days from the day such registration statement first becomes effective. The obligations of the Company pursuant to the Stock Option Agreement to file a registration statement and to maintain its effectiveness may be suspended for one or more periods not exceeding ninety (90) days in the aggregate if the Company Board determines in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect the Company, or the Company is required under the Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement. Parent shall be entitled to make up to two (2) demand requests for registration of Options Shares under the Stock Option Agreement. For purposes of determining whether the two (2) demand requests have been made, only requests relating to a registration statement that has become effective under the Act will be counted.

     If, during the Registration Period, the Company shall propose to register under the Act the offering, sale and delivery of Company Common Stock for cash for its own account or for any other stockholder of the Company pursuant to a firm commitment underwriting, the Company is required to, in addition to its other obligations under the Stock Option Agreement, allow Parent the right to participate in such registration so long as Parent participates in such underwriting on terms reasonably satisfactory to the managing underwriters of such offering; provided, however, that, if the managing underwriter of such offering advises the Company in writing that in its opinion the number of shares of Company Common Stock requested to be included in such registration exceeds the number that it would be in the best interests of the Company to sell in such offering, the Company will, after fully including therein all shares of Company Common Stock to be sold by the Company, include the shares of Company Common Stock requested to be included therein by Parent pro rata (based on the number of shares of Company Common Stock requested to be included therein) with the shares of Company Common Stock requested to be included therein by persons other than the Company and persons to whom the Company owes a contractual obligation (other than any director, officer or employee of the Company to the extent any such person is not currently owed such contractual obligation).

     The expenses associated with the preparation and filing of any registration statement filed in connection with Parent's exercise of its registration rights under the Stock Option Agreement and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of the SEC or the National Association of Securities Dealers, Inc.) ("Registration Expenses") will be paid by the Company, except for underwriting discounts or commissions or brokers' fees in respect of Option Shares to be sold by Parent and the fees and disbursements of Parent's counsel. The Company is not required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of Parent unless Parent agrees to forfeit its right to request one registration; provided, however, that, if at the time of such withdrawal Parent has learned of a material adverse change in the results of operations, condition, business or prospects of the Company not known to Parent at the time of the request and has withdrawn the request within a reasonable period of time following disclosure by the Company to Parent of such material adverse change, then Parent shall not be required to pay any of such expenses and shall not forfeit such right to request one registration.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE COMPANY BOARD

     At a meeting held on October 13, 1999, the Company Board (a) determined the Offer and the Merger to be fair to, and in the best interests of, the Company's stockholders, (b) approved the Merger Agreement and the Transaction, and (c) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder and approve and adopt the Merger Agreement and the Merger. Such Company Board action was unanimous except that Davidi Gilo, the Company's Chairman of the Board, President and Chief Executive Officer, abstained from such action due to his interests in the Transaction.

     A letter to the Company's stockholders communicating the Company Board's recommendation is filed herewith as Exhibit 6, and is incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

     BACKGROUND

     Beginning in the spring of 1997, the Company's management, in periodic consultation with the Company's directors, began to explore various possible strategic alternatives to improve long-term stockholder value and to ensure that the Company had sufficient access to suppliers and manufacturers of chipsets to meet current demand and to satisfy the Company's future growth plans. These strategic alternatives generally included, among others, various partnering transactions and joint ventures, licensing arrangements, a business combination involving the Company and the sale of the Company.

     On May 1, 1997, the Company engaged Merrill Lynch & Co. ("Merrill Lynch") to serve as its financial advisor and to assist the Company in its review of strategic alternatives.

     Between the spring and fall of 1997, the Company's management, in consultation with Merrill Lynch, identified and reviewed a list of leading candidates that might be expected to have an interest in potentially engaging in one or more of the above strategic transactions with the Company. From time to time throughout the period and thereafter, representatives of the Company's senior management or Merrill Lynch, on behalf of the Company, had a number of informal discussions and meetings with these parties (including several discussions that were initiated by such parties) to assess the feasibility of the Company's strategic alternatives and the potential level of interest of such parties in pursuing one or more of these alternatives. As a result of this process, several parties expressed an interest in exploring a possible business combination with the Company and several parties, including Parent, eventually entered into confidentiality agreements with the Company.

     In late March 1999, representatives of Merrill Lynch had a number of telephone conversations with representatives of Parent to discuss, on a preliminary basis, possible strategic relationships between the Company and Parent. In connection with such preliminary discussions, Merrill Lynch provided Parent with certain public information relating to the Company.

     On or about April 13, 1999, acting under a previously existing confidentiality agreement between the Company and Parent, the Company provided Parent with certain requested financial and operating information relating to the Company.

     On April 13, 1999, representatives of each of the Company and Merrill Lynch met with representatives of Parent to further discuss possible strategic relationships between the Company and Parent, and the Company's representatives presented an overview of the Company and its products.

     On April 22, 1999, a representative of Parent telephoned a representative of the Company and suggested additional meetings to discuss possible relationships between Parent and the Company.

     On June 4, 1999, the Company entered into the Confidentiality Agreement with Parent (see "Confidentiality Agreement"). Following the execution of such agreement, the Company provided Parent with additional financial and operating information relating to the Company.

     Also, on June 4, representatives of each of the Company and Merrill Lynch met at Parent's offices to discuss the Company's business and financials and to respond to a list of questions previously submitted by Parent to the Company.

     On June 18, 1999, representatives of each of the Company and Merrill Lynch participated in a conference call with representatives of Parent to discuss the Company's business and financial outlook.

     On July 8 and July 16, 1999, representatives of each of the Company and Merrill Lynch met at Parent's offices and held a conference call, respectively, to further discuss with Parent the Company's business and financial position.

     On or around July 29, 1999, representatives of the Company held a conference telephone call with representatives of another party interested in exploring a business combination (the "First Other Party") with the Company to discuss, on a preliminary basis, various issues relating to the Company's operations and a business combination with the Company. No specific proposals were made by either party during such call, although the Company and the First Other Party each indicated a willingness to have further discussions to explore the possibility of a business combination of the Company with the First Other Party.

     On August 5, 1999, representatives of each of the Company and Merrill Lynch met at Parent's offices to further discuss the Company's business and financial position.

     On August 9, 1999, the Company entered into a confidentiality and standstill agreement with the First Other Party. Later that month, following a number of conversations between representatives of each of the First Other Party and the Company with respect to issues of price, due diligence, transaction structure and process, the First Other Party advised the Company that it was not prepared to have any further discussions relating to a business combination with the Company unless the Company could assure the First Other Party that certain contractual arrangements that the Company had in place with a third party would not be terminated as a result of the Company engaging in a business combination with the First Other Party. The Company was not in a position to provide such assurance.

     On August 13, 1999, representatives of Parent held a telephone conversation with representatives of each of the Company and Merrill Lynch to further discuss the process for moving forward with a possible transaction between the Company and Parent.

     On August 16 and 17, 1999, representatives of each of the Company and Parent held a conference call and a meeting at Parent's offices, respectively, to further discuss the Company's business and its financial outlook.

     On August 20, 1999, Parent provided the Company with a list of questions seeking financial and operating information relating to the Company.

     During August 24 through August 26, 1999, representatives of Parent visited the Company's offices in Tel Aviv, Israel to conduct further due diligence with respect to the Company.

     On August 31, 1999, Parent and the Company amended the Confidentiality Agreement to insert a standstill provision in contemplation of a possible transaction between the parties.

     On August 31 and September 1, 1999, representatives of each of Parent, the Company and Merrill Lynch met at Parent's offices to further discuss the Company's business and financial outlook and to respond to a list of questions submitted by Parent on August 20, 1999. The Company provided Parent with certain materials describing the Company, its operations and prospects. Over the next month, numerous conference calls took place between Parent and Merrill Lynch to discuss the timing and process of a potential business combination transaction, and Parent continued its due diligence review of the Company during such period.

     During September 22 through September 24, representatives of Parent visited the Company's premises in Tel Aviv, Israel to conduct additional diligence and to further discuss the Company's products and business with local management personnel.

     On September 29, 1999, representatives of Parent spoke via telephone with representatives of Merrill Lynch and indicated Parent's possible willingness to acquire the Company pursuant to a stock-for-stock merger at an exchange ratio providing no premium to the then current trading price of the Shares. Merrill Lynch's representatives indicated that the Company would not be willing to consider any proposal which did not contemplate a significant premium to the Company's then current stock price.

     Also, on September 29, the Company entered into a confidentiality and standstill agreement with a competitor that was interested in exploring a business combination with the Company (the "Second Other

Party"). After the execution of this agreement, the Company provided the Second Other Party with certain requested financial and operating information relating to the Company.

     On September 30, 1999, representatives of Parent met with representatives of the Company to discuss issues relating to the terms of a possible acquisition of the Company by Parent, including price, form of consideration and transaction structure.

     Also, on September 30, representatives of each of the Company and the Second Other Party, together with their respective legal and financial advisors, met to discuss various issues relating to the Company's operations and the Second Other Party's potential interest in acquiring the Company. No specific proposals were made by either party at that meeting, although each of the Company and the Second Other Party indicated a willingness to have further discussions to explore the possibility of an acquisition of the Company by the Second Other Party.

     On October 2, 1999, representatives of each of the Company and Parent met to discuss further various issues relating to the acquisition of the Company by Parent, including the price that would be paid for the Shares and whether such price should be in the form of cash or shares of Parent's common stock.

     Also, on October 2, the Company received an indication of interest from the Second Other Party proposing to acquire the Company pursuant to a stock-for-stock merger in which the stockholders of the Company would receive a fixed number of shares of the Second Other Party's common stock having a value of $35.00 per Share. The proposal was subject to a number of conditions, including (i) negotiation and execution of definitive agreement, (ii) confirmatory business, financial and legal due diligence, (iii) the ability of the Second Other Party to utilize the pooling of interests method of accounting to account for the acquisition of the Company, (iv) approval by the Second Other Party's Board of Directors and (v) other regulatory approvals. The Second Other Party also indicated that its obligation to consummate a transaction with the Company would be subject to the Company not experiencing a material adverse change prior to the closing of the transaction. The Second Other Party also proposed a termination fee of $65 million and a stock option to buy 19.9% of the Company's outstanding Shares, exercisable under certain circumstances. Following the receipt of such proposal, a number of conference calls took place between representatives of each of Merrill Lynch and the Second Other Party's financial advisor on October 2 and October 3. During the course of such calls, Merrill Lynch indicated to the Second Other Party's financial advisor that the price contained in the Second Other Party's indication of interest would not be attractive to the Company. In response, the Second Other Party's financial advisor indicated that the Second Other Party might be willing to consider improving its proposal as to price. However, since that time, the Second Other Party did not increase the proposed price or again indicate a willingness to consider doing so. Also during this time period, during the course of a number of telephone conversations between the respective legal advisors of the Company and the Second Other Party, the Company's legal advisors informed the Second Other Party's legal advisors that the Company was not prepared to accept certain of the conditions to closing proposed by the Second Other Party, particularly the approach to the no material adverse change condition required by the Second Other Party, as they adversely impacted the certainty of closure desired by the Company.

     On October 3, 1999, representatives of the Company, together with representatives of Merrill Lynch and the Company's legal advisors, met via telephone conference call with representatives of Parent. During the course of such telephone call, Parent indicated that it was working towards proposing an acquisition of the Company pursuant to an all-cash tender offer for a purchase price of $36.00 per Share in cash, a 68.9% premium over the $21.3125 closing price of the Shares on October 1, 1999, the last trading day prior to such telephone call. Parent also indicated that its ability to submit such a proposal would be contingent upon approval by Parent's board of directors at a meeting scheduled to be held during the week of October 11, 1999, confirmatory due diligence, and negotiation of the definitive form of a merger agreement and related agreements.

     On or about October 4, 1999, in response to a due diligence request list that had been previously furnished to the Company by Parent, the Company began providing Parent with extensive financial and operating information relating to the Company. Numerous telephone calls between representatives of Parent and the Company regarding due diligence and requests for information were made throughout the weeks of October 4 and October 11 and, during that period, Parent continued its review of the Company.

     On October 5, 1999, representatives of each of the Company, Merrill Lynch and the Company's legal advisors commenced negotiations with Parent and its legal advisors with respect to the terms of a possible merger agreement and related agreements that were being requested by Parent. Such negotiations progressed through various meetings and conference calls throughout that week.

     On or about October 7, 1999, representatives of Merrill Lynch had a telephone conversation with the Second Other Party's financial advisor in which the Second Other Party's financial advisor advised Merrill Lynch that the Second Other Party's proposed price remained unchanged.

     On the morning of October 10, 1999, the Company Board held a special meeting and analyzed and reviewed, with the Company's management, Merrill Lynch and the Company's legal advisors, among other things, the various strategic, financial and legal considerations concerning a possible transaction with Parent, the potential impact on the Company's stockholders of a transaction with Parent at the price being proposed by Parent, and the terms and conditions of the most recent draft of the Merger Agreement. During this meeting, Merrill Lynch provided the Company Board with an overview and the status of the discussions held with other parties during past two years, including the First Other Party and the Second Other Party, in connection with Merrill Lynch's review of the Company's strategic alternatives. The Company's legal advisors then summarized the terms of the most recent draft of the Merger Agreement that had been negotiated by the parties as well as the issues that remained to be negotiated by the parties. Among such issues that remained to be negotiated were the definition of a "Company Material Adverse Effect," the circumstances under which a termination fee would be payable by the Company to Parent, the amount of such termination fee, Parent's request for the Company to enter into the Stock Option Agreement, the survival of the Company's representations and warranties past the consummation of the Offer and until the closing date of the Merger and having Parent's obligation to consummate the Merger be conditioned on the accuracy of the Company's representations and warranties as of the closing date of the Merger. The Company's management and its legal and financial advisors also reported to the Company Board on the status of the discussions with the Second Other Party, the terms of the indication of interest made by the Second Other Party, the various ways in which the Second Other Party's proposal was inferior to the proposal put forth by Parent (particularly as to price and certainty of closing) and that the Second Other Party had not improved its proposal with respect to price despite a request by Merrill Lynch that the Second Other Party put forth its best and final proposal. No decision was reached by the Company Board at the meeting, but it was the consensus of the directors that the Company's management and legal and financial advisors should continue to negotiate the terms of the Merger Agreement and related agreements with Parent and report back to the Company Board once management was prepared to make a recommendation.

     During the afternoon of October 10, 1999, the Company, together with representatives of Merrill Lynch and the Company's legal advisors, resumed negotiating the terms of the Merger Agreement and related agreements that were being requested by Parent. Parent continued to insist that the Company's execution of the Stock Option Agreement was a prerequisite to its willingness to enter into a definitive merger agreement with the Company and continued to seek a termination fee, payable in certain circumstances, of 5% of the equity value of the Transaction. In addition, certain terms of the various employment and covenant not to compete agreements that were requested by Parent of various senior members of the Company's management were also negotiated. Such negotiations continued through October 13, 1999, and by the evening of October 13, 1999, the Company and Parent agreed upon forms of the definitive Merger Agreement and Stock Option Agreement, and each of Davidi Gilo and Dr. Joseph Perl agreed upon the forms of the definitive Tender Agreements that each would be prepared to enter into with Parent.

     On October 11, 1999, the Company was informed by Parent that Parent's Board of Directors had approved the acquisition of the Company by Parent, subject to the negotiation and execution of a definitive Merger Agreement.

     On the night of October 13, 1999, the Company Board held a special meeting to review, with the advice and assistance of the Company's financial and legal advisors, the final proposed terms and conditions of the

Merger Agreement, the Stock Option Agreement and related agreements. At such meeting, the Company's financial advisor provided a written opinion that, as of the date of the Merger Agreement, the proposed cash consideration to be received by the holders of the Shares, other than Parent and its affiliates, pursuant to the Offer and the Merger, was fair to such stockholders, from a financial point of view. In addition, the Company's legal advisors informed the Company Board of the recent material changes made to the Merger Agreement. The Company Board was also informed that, to date, the Second Other Party had still not improved or modified its previous indication of interest as to price, although the Second Other Party had agreed to a collar around the fixed exchange ratio that it had proposed. Following the Company Board's review of the final terms of the Offer and the Merger, the Company Board determined (which determination was unanimous other than that Davidi Gilo, the Chairman of the Board, President and Chief Executive Officer of the Company, abstained due to his interests in the Transaction) that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, approved the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement and the Stock Option Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

     Later during the early morning of October 14, 1999, the Company, Parent and Purchaser executed and delivered the Merger Agreement, the Company and Parent executed and delivered the Stock Option Agreement, and Parent and Purchaser executed and delivered a Tender Agreement with each of Davidi Gilo and Joseph Perl. In addition, various members of the Company's senior management entered into employment agreements with Parent.

     On the morning of October 14, 1999, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of that press release is filed as Exhibit 8 to this Schedule 14D-9.

     REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE COMPANY BOARD

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

          1. the presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of, and uncertainties facing, the Company if it remains independent; (b) the continued viability of the Company's current strategies; (c) the likelihood of achieving maximum long-term value on a stand-alone basis; (d) the strategic alternatives available to the Company and the associated advantages and disadvantages; (e) the fact that no other party had submitted to the Company a proposal as attractive as the transaction proposed by Parent, either as to price or as to other terms and conditions; (f) the fact that in view of the discussions held with various parties, including the First Other Party and the Second Other Party, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; and (g) the recommendation of the Offer and the Merger by the management of the Company;

          2. the presentations of Merrill Lynch at the meetings of the Company Board held on October 10, 1999 and October 13, 1999 and the opinion of Merrill Lynch, dated October 13, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the proposed cash consideration to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion dated October 13, 1999 of Merrill Lynch, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit 7, and is incorporated herein by reference. The opinion of Merrill Lynch is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommenda-tion as to whether any stockholder should tender Shares pursuant to the Offer or as to whether to vote to adopt the Merger Agreement. Holders of Shares are urged to read such opinion carefully in its entirety;

          3. the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including that the Offer Price (i) represents a premium of approximately 28.6% over the $28.00 closing price of the Shares on the NYSE on October 13, 1999, the last full trading day preceding the public announcement of the execution of the Merger Agreement, and (ii) is higher than the historical all-time high trading price of the Shares;

          4. the premiums paid in comparable acquisition transactions;

          5. the extensive arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $36.00 per Share represented the highest price per Share that could be negotiated with Parent;

          6. the history and progress of the Company's discussions with the Second Other Party, the First Other Party and other parties, including, without limitation, (i) that the proposal made by the Second Other Party on October 2, 1999 contemplated the acquisition of the Company pursuant to a stock-for-stock merger in which the stockholders of the Company would receive a fixed number of shares of the Second Other Party's common stock having a value of $35.00 at the time of execution of an agreement, (ii) that the Second Other Party did not improve its proposal to increase its proposed price despite being given the opportunity to do so, (iii) that, while the Second Other Party's proposal contemplated a collar with respect to the value of the Second Other Party's stock, the Second Other Party's proposal would still subject the Company's stockholders to the risks and uncertainties associated with equity securities, (iv) the risks of sharing information with the Second Other Party given that it is a competitor of the Company, (v) the refusal of the Second Other Party to agree to the definition of "Company Material Adverse Effect On the Company" sought by the Company, (vi) the significantly longer period of time which it would take to consummate a transaction with the Second Other Party as compared to Parent, and (vii) the uncertainty as to whether a transaction with the Second Other Party would ever be consummated.

          7. that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          8. the fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing condition, and the representation of Parent and Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger;

          9. that pursuant to the Merger Agreement, between the execution of the Merger Agreement and the closing of the Offer, the Company is required to obtain Parent's consent before it can take certain actions;

          10. the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

          11. that, in the Merger Agreement, Purchaser is required to extend the Offer up to January 31, 2000 if certain conditions are not satisfied as of any Expiration Date, as extended, and that Purchaser is required to extend the Offer up to April 30, 2000 if, on January 31, 2000, the condition to the Offer relating to the expiration or termination of the waiting period applicable under the HSR Act is not satisfied, provided that none of the events specified in the Conditions to the Offer that would permit Purchaser not to accept Shares tendered for payment has occurred and is continuing (see "The Conditions to the Offer");

          12. the fact that, pursuant to the Merger Agreement, the Company and its representatives may not (i) furnish to a third party who has submitted an unsolicited acquisition proposal (a "Third Party Acquiror") information concerning the Company's business properties or assets, and (ii) participate in discussions or negotiations with such Third Party Acquiror concerning an unsolicited acquisition proposal;

          13. the fact that, pursuant to the Merger Agreement, the Company Board has the right to terminate the Merger Agreement if, prior to the purchase of Shares by Purchaser, the Company has received a Superior Proposal and the Company Board has determined, in its good faith judgment, after consultation with and based upon the advice of legal counsel, to approve or recommend such Superior Proposal in order in order to comply with its fiduciary duties under applicable law;

          14. the circumstances upon which the $45 million termination fee and the $5 million expense reimbursement becomes payable by the Company to Parent;

          15. the terms and provisions of the Stock Option Agreement, including
     (i) that the Stock Option provided for therein would become exercisable by Parent upon the occurrence of any event that would trigger the payment of a termination fee by the Company pursuant to the terms of the Merger Agreement, and (ii) that the profit that Parent may obtain pursuant to the Stock Option Agreement and the termination fee cannot exceed $55 million in the aggregate;

          16. the conditions to the Offer, including, as it relates thereto, the definition of Company Material Adverse Effect;

          17. the other provisions of the Offer, the Merger Agreement and the Stock Option Agreement;

          18. the consents and approvals required to consummate the Merger and the favorable prospects for receiving all such consents and approvals; and

          19. that, while the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the consummation of the Offer and the Merger would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Merrill Lynch, pursuant to the terms of a letter agreement, dated as of May 1, 1997, as amended on October 7, 1999 (collectively, the "Merrill Lynch Letter Agreement"), to assist the Company as its financial advisor in connection with any proposed business combination of the Company with another party (a "Transaction").

     Pursuant to the terms of the Merrill Lynch Letter Agreement, the Company agreed to pay Merrill Lynch, as follows:

     - a fee equal to $1 million, contingent upon and payable in cash upon the earlier of (a) any public announcement of an offer or proposal by a purchaser (which was supported by the Company's management) to effect a Transaction or (b) the execution of a definitive agreement to effect a Transaction; and

     - a fee equal to 0.7% of the Aggregate Purchase Price(as defined below) paid in such Transaction less all fees previously paid to Merrill Lynch in connection with such engagement less $500,000, payable upon consummation of a Transaction or if the Transaction involves a tender offer or an exchange offer, upon the closing of such offer. Such fee is owed if during the period of Merrill Lynch's retention by the Company or within two years thereafter, (a) a Transaction is consummated by a purchaser which Merrill Lynch identified, as to which Merrill Lynch advised the Company or with which the Company or Merrill Lynch had discussions during the term of Merrill Lynch's retention by the Company or (b) the Company enters into an agreement with any such purchaser which results in a Transaction.

The "Aggregate Purchase Price" is defined in the Merrill Lynch Letter Agreement as the value of the consideration paid to the Company or its stockholders in connection with a Transaction, plus the value of any indebtedness of the Company or any subsidiary of the Company which is assumed, retired or decreased in connection with a Transaction. The Aggregate Purchase Price is approximately $1.7 billion. Accordingly, the total amount of fees that will be paid to Merrill Lynch pursuant to the Merrill Lynch Letter Agreement is approximately $11.6 million.

     The Company has also agreed to reimburse Merrill Lynch for all reasonable out-of-pocket expenses incurred by Merrill Lynch (including fees and disbursements of counsel, and of other consultants and advisors retained by Merrill Lynch) in connection with the matters contemplated by the Merrill Lynch Letter Agreement, and to indemnify Merrill Lynch (and its officers, directors, employees, controlling persons and agents) against certain liabilities, or contribute to losses sustained by them, arising out of or in connection with Merrill Lynch's engagement, including liabilities arising under federal securities laws.

     In the ordinary course of business, Merrill Lynch and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act, which Shares shall be exchanged in the Merger).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

DGCL 203

     Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company

Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ANTITRUST -- UNITED STATES

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-day calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer. Such filing is expected to be made as soon as practicable from the day hereof. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While the Company does not believe that the acquisition of the Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

NON-U.S. REGULATORY APPROVALS

     Israel

     The closing of the Offer, and the acceptance of Shares by Purchaser under the Offer, is subject to all necessary approvals from (i) the Investment Center of the Ministry of Trade and Industry of the State of Israel (the "Investment Center"), (ii) the Office of the Chief Scientist of the Ministry of Trade and Industry of the State of Israel (the "OCS") and (iii) the Antitrust Director of the State of Israel (the "Antitrust Director"), unless an exemption is obtained.

     Parent and the Company intend to seek approval of the Investment Center pursuant to the "approved enterprise" programs in which the Company participates and pursuant to which the Company receives certain tax benefits.

     Parent and the Company intend to seek approval of the OCS pursuant to certain royalty-bearing grants which the Company has received from the OCS in order to fund certain research and development programs.

     The Antitrust Director oversees antitrust enforcement in Israel. If the acquisition of the Shares by Purchaser pursuant to the Offer is deemed to be a "merger" within the meaning and scope of the Restrictive Trade Practices Law, 5748-1988 of the State of Israel, then both Purchaser and the Company will be required to make filings with the Antitrust Director regarding sales activity in Israel, and obtain the approval of the Antitrust Director to the transaction. The Antitrust Director is required to respond to all such filings within 30 days.

     Other

     Certain other countries have regulatory requirements that may be applicable to the Offer and the Merger. The parties are in the process of determining whether and to what extent such requirements are applicable and, if so, what impact such requirements would have on the timing of the Offer and the Merger.

APPRAISAL RIGHTS

     No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations in addition to the applicable offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

LITIGATION

     On October 15, 1999, a complaint was filed by a stockholder, on her own behalf and purportedly on behalf of the other stockholders of the Company, against the Company and its directors and Parent in the Superior Court of the State of California, County of Santa Clara, in a lawsuit captioned, Antinea F. Jaconette, on behalf of Herself and all Others Similarly Situated v. DSP Communications, Inc., Intel Corporation, Davidi Gilo, Lewis S. Broad, Neill H. Brownstein, Shigeru Iwamoto, Joseph Perl, Avraham Fischer, Andrew W. Schonzeit and Does 1-25, inclusive. The complaint alleges, among other things, breaches of fiduciary duties by the directors of the Company, and aiding and abetting of breach of fiduciary duties by Intel, in connection with the Offer and the Merger and seeks monetary damages and injunctive relief. The Company believes that such lawsuit is without merit, and intends to vigorously defend such action.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Corporate Nondisclosure Agreement, dated June 2, 1999, as amended effective August 31, 1999, by and between DSP
               Communications, Inc. and Intel Corporation.
Exhibit 2. Agreement and Plan of Merger, dated as of October 13, 1999, by and among DSP Communications, Inc., Intel Corporation and
               CWC Acquisition Corporation.
Exhibit 3. Stock Option Agreement, dated as of October 13, 1999, by and between DSP Communications, Inc. and Intel Corporation.

Exhibit 4. Tender and Voting Agreement, dated as of October 13, 1999, by and among Davidi Gilo, Intel Corporation and CWC
               Acquisition Corporation.
Exhibit 5. Tender and Voting Agreement, dated as of October 13, 1999, by and among Joseph Perl, Intel Corporation and CWC
               Acquisition Corporation.
Exhibit  6.    Letter to Stockholders from Davidi Gilo dated October 20,
               1999.*
Exhibit  7.    Letter of Merrill Lynch, Pierce, Fenner & Smith
               Incorporated, dated October 13, 1999 to the Board of
               Directors of the Company.*
Exhibit  8.    Press Release issued by DSP Communications, Inc. and Intel
               Corporation on October 14, 1999.
Exhibit 9. Covenant Not to Compete, dated as of October 13, 1999, by and between Intel Corporation and Davidi Gilo.
Exhibit 10. Covenant Not to Compete, dated as of October 13, 1999, by and between Intel Corporation and Joseph Perl.
Exhibit 11. Letter Agreement, dated as of October 13, 1999, by and between Intel Corporation and Davidi Gilo.
Exhibit 12. Letter Agreement, dated as of October 13, 1999, by and between Intel Corporation and Joseph Perl.
Exhibit 13. Letter Agreement, dated as of October 13, 1999, by and between Intel Corporation and Shmuel Arditi.
Exhibit 14. Letter Agreement, dated as of October 13, 1999, by and between Intel Corporation and David Aber.
Exhibit 15. Letter Agreement, dated as of October 13, 1999, by and between Intel Corporation and Stephen P. Pezzola.
Exhibit 16. Form of Indemnification Agreement for directors and executive officers.
Exhibit 17. Article X of the Company's Certificate of Incorporation, as amended to date.
Exhibit 18.    Article VI of the Company's Bylaws, as amended to date.
Exhibit 19.    1995 Employee and Consultant Stock Plan.
Exhibit 20.    1995 Employee Stock Purchase Plan.
Exhibit 21.    1995 Director Stock Option Plan.
Exhibit 22.    1996 Stock Option Plan.
Exhibit 23.    1998 Non-Qualified Stock Option Plan.
Exhibit 24.    Amended and Restated Employment Agreement, dated as of
               August 12, 1999, between DSP Communications, Inc., DSP
               Telecom, Inc. and Stephen P. Pezzola.
Exhibit 25. Employment Agreement, dated as of October 12, 1998, by and between DSP Telecom, Inc. and Davidi Gilo.
Exhibit 26. Employment Agreement, dated as of July 15, 1999, by and between DSP Telecom, Inc. and Shmuel Arditi.
Exhibit 27.    Intentionally omitted.
Exhibit 28. Employment Agreement, dated as of August 12, 1999, by and between D.S.P.C. Technologies Ltd. and David Aber.

---------------
* Copy attached to, or enclosed with, copies of this schedule mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DSP COMMUNICATIONS, INC.

                                          By:    /s/ STEPHEN P. PEZZOLA

                                            ------------------------------------
                                            Name: Stephen P. Pezzola
                                            Title:   General Counsel and
                                                 Corporate Secretary

Dated: October 20, 1999

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about October 20, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of DSP Communications, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares" or the "Company Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On October 13, 1999, the Company, Intel Corporation, a Delaware corporation ("Parent"), and CWC Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $36.00 per Share, net to the seller in cash, and (ii) Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a direct, wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Company Board as will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment by Purchaser for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Parent, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon the request of Purchaser, use its reasonable best efforts to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Company Board or securing the resignations of incumbent directors. Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company Board shall include at least two directors who were members of the Company Board on the date that the Merger Agreement was executed.

     The following table sets forth certain information with respect to individuals Parent may designate as the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each designee is c/o Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California 95052.

                 NAME OF                                        PRINCIPAL OCCUPATION(S)
             PARENT DESIGNEE                AGE                DURING PAST FIVE (5) YEARS
             ---------------                ---                --------------------------
Leslie L. Vadasz..........................  63    Senior Vice President, Corporate Business
                                                  Development
                                                  of Parent since 1991; Director of Parent since 1988.
Arvind Sodhani............................  45    Vice President and Treasurer of Parent since 1988;
                                                  Vice President and Treasurer of Purchaser since
                                                  1999.
Cary I. Klafter...........................  50    Director of Corporate Affairs of Parent since 1996;
                                                  Vice President and Director of Purchaser since 1999.
                                                  Partner, Morrison & Foerster from prior to 1994 to
                                                  1996.
Suzan A. Miller...........................  35    Senior Counsel of Parent since 1999; Senior Attorney
                                                  of Parent from 1991 to 1999; President and Director
                                                  of Purchaser since 1999.
Tiffany Doon Silva........................  33    Senior Attorney of Parent since 1999; Vice
                                                  President, Secretary and Director of Purchaser since
                                                  1999; Associate, Gibson, Dunn & Crutcher LLP from
                                                  1995 to 1999.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the directors and executive officers of the Company as of October 20, 1999:

                   NAME                      AGE                       POSITION
                   ----                      ---                       --------
Davidi Gilo................................  42    Chairman of the Board of Directors, Chief
                                                     Executive Officer and President
David Aber.................................  44    Senior Vice President and Chief Financial Officer
Arnon Kohavi...............................  35    Senior Vice President of Strategic Relations
Stephen P. Pezzola.........................  43    General Counsel and Corporate Secretary
Shmuel Arditi..............................  36    Chief Operating Officer
Gabriel Hilevitz...........................  50    Executive Vice President
Lewis S. Broad(1)(2).......................  42    Director
Neill H. Brownstein(1).....................  55    Director
Andrew W. Schonzeit(2).....................  42    Director
Avraham Fischer............................  42    Director

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Davidi Gilo was appointed as the Company's Chairman of the Board of Directors in October 1998, and was appointed as Chief Executive Officer and President in June 1999. He devotes approximately three-quarters of his time to the Company. Mr. Gilo also previously served as the Chairman of the Board of the Company from its founding in 1987 through November 1997. From November 1997 until April 1998, he continued as an employee of the Company serving as an advisor to the Chairman of the Board. Since July 1995, Mr. Gilo has served as Chairman of the Board of Directors of Zen Research N.V., a developer of high-speed CD ROM-reading equipment. Between 1987 and 1993 he was the President and Chief Executive Officer of DSP Group, Inc. ("DSP Group"), and he served as Chairman of the Board of DSP Group from 1987 until April 1995. Since 1996, Mr. Gilo has served as a Director of Cycle Group, Ltd., a developer of technologies to recycle wood chips and pallets into animal bedding and industrial absorbents. Mr. Gilo has served as a Director of PhaseCom, Inc. since 1996 and as its Chief Executive Officer since 1999.

     Lewis S. Broad has been a member of the Board since October 1992. Mr. Broad is a private investor. He is also a member of the Boards of Carrier Services, Inc., a marketer of prepaid phone cards and of Met Trading, L.L.C., an equity option and index option trading firm. He holds a B.A. degree from Cornell University and a Masters of Business Administration from The Wharton School, University of Pennsylvania.

     Neill H. Brownstein was appointed as a member of the Board in February 1995. Mr. Brownstein is also President of Neill H. Brownstein Corporation, a strategic investment management consulting firm which he founded in 1976. From June 1970 to January 1995, Mr. Brownstein was associated with Bessemer Securities Corporation and Bessemer Venture Partners, and during that period he served as a founding general partner of three affiliated venture capital funds. Mr. Brownstein received a Masters in Business Administration from the Kellogg Graduate School of Management at Northwestern University and his A.B. degree from Columbia College of Columbia University.

     Avraham Fischer has been a member of the Board since June 1996. Mr. Fischer is a senior partner in the law firm of Fischer, Behar & Co., of Tel Aviv, Israel, where he has practiced since 1983.

     Andrew Schonzeit has been a member of the Board since October 1992. He has served as the President of Idesco Corp., a manufacturer and distributor of identification, security and safety products, since 1984 and as its Chairman of the Board since 1989.

     David Aber joined the Company in October 1997 as Vice President of Finance, and in October 1998, he was promoted to Senior Vice President and Chief Financial Officer. From 1987 until June 1997, Mr. Aber served as managing and audit partner at Doron & Co., a public accounting firm in Tel Aviv, Israel, and from June 1997 until October 1997, he served as an employee of Doron & Co. Mr. Aber received his Bachelor of Arts degree in Economics and Accounting from the University of Tel Aviv and is a licensed CPA. He was an assistant lecturer at the University of Tel Aviv for 10 years.

     Arnon Kohavi joined the Company in July 1994 as Director of Strategic Planning. In October 1995 he was promoted to Vice President of Business Development of the Company and in April 1999, he was appointed as Senior Vice President of Strategic Relations. From May 1994 until July 1994, Mr. Kohavi was Manager of Business Development of DSP Group, Inc., and from January 1993 until February 1994, he served as Marketing Manager of Actodyne General, a privately-owned musical instrument company. From January 1992 until January 1993, Mr. Kohavi was an associate with Robert Charles Lesser & Co., a management consulting firm.

     Stephen P. Pezzola joined the Company in September 1996 as General Counsel and was appointed as Corporate Secretary in January 1997. Mr. Pezzola devotes approximately three-quarters of his time to the Company. From May 1986 until September 1996, Mr. Pezzola was a founding shareholder and president of the law firm of Pezzola & Reinke, APC, of Oakland, California. Since 1993, Mr. Pezzola has been a Director of PriMed Management Consulting Services, Inc. Since September 1996, Since September 1996, he has also served as General Counsel and Director of Zen Research, N.V., a developer of technology for high-speed CD ROM and DV ROM-reading equipment, and of PhaseCom, Inc., a developer of high speed cable and wireless modems. Since 1999, Mr. Pezzola has been a Director of U.S. Cancer Care, Inc. Mr. Pezzola received his Juris Doctor degree from Boalt Hall, University of California at Berkeley.

     Shmuel Arditi co-founded and has been Chief Executive Officer of CTP Systems Ltd., a company specializing in developing low-mobility systems and technology for the wireless communications market, since 1990. In October 1995, the Company bought all of the shares of CTP Systems and Mr. Arditi continued in his position as General Manager. In May 1999, Mr. Arditi was appointed as Chief Operating Officer of the Company. Mr. Arditi holds a Bachelor of Science degree in Electronic Engineering from the Ben Gurion University in Israel.

     Gabriel Hilevitz joined the Company in June 1990 as an engineering manager. In October 1995 he was appointed as manager of the North American business unit and from October 1996 served as Vice President of Marketing and Sales worldwide. In April 1999, Mr. Hilevitz was appointed Executive Vice President in DSP Communications Inc., and General Manager of DSPC Technologies Ltd. in Israel. Between January 1978 and June 1990, Mr. Hilevitz served as an R&D engineer and then as a department manager at Tadiran Ltd., an Israeli electronics and communications equipment manufacturer. Mr. Hilevitz received his Bachelor of Science degree in electrical engineering from the Technion -- Israel Institute of Technology, Haifa in 1974.

              RELATIONSHIPS AMONG DIRECTORS OR EXECUTIVE OFFICERS

     There are no family relationships among any of the directors or executive officers of the Company, except that Messrs. Schonzeit and Broad are brothers-in-law.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During 1998, the Company Board met ten times and acted by written consent two times. No Director attended fewer than 75% of the aggregate of the total number of meetings of the Company Board, plus the total number of all meetings of committees of the Board on which he served. The Company Board currently has two committees: the Compensation Committee and the Audit Committee.

     The Compensation Committee held three meetings in 1998 and acted by written consent six times. The Compensation Committee currently consists of Messrs. Broad and Schonzeit and during all of 1998, Shigeru Iwamoto, a former director, was also a member of the committee. Its functions are to establish and apply the Company's compensation policies with respect to the Company's Executive Officers, and to administer the Company's stock option plans.

     The Audit Committee held five meetings in 1998. The Audit Committee currently consists of Messrs. Brownstein and Broad. The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls.

                           COMPENSATION OF DIRECTORS

     Directors who are employees of the Company do not receive any compensation for their services as Directors. Each non-employee Director receives an annual retainer of $20,000, payable in quarterly installments of $5,000 each at the end of each fiscal quarter. The retainer contemplates attendance at four Company Board meetings per year. Additional Company Board meetings of a face-to-face nature are compensated at the rate of $1,000 per meeting. Additional Board meetings on a telephonic basis are compensated at the rate of $250 per meeting. In addition, committee meetings of a face-to-face nature held on a day other than a Company Board meeting are compensated at the rate of $500 per meeting or, if a committee meeting is held on a telephonic basis, at the rate of $250 per meeting. All Directors are reimbursed for expenses incurred in connection with attending Company Board and committee meetings.

     Each non-employee Director of the Company is also entitled to participate in the Company's 1995 Director Stock Option Plan (the "Director Option Plan"). The Company Board and the stockholders have authorized a total of 600,000 Shares for issuance under the Director Option Plan. The Director Option Plan provides for the grant of non-statutory options to non-employee Directors of the Company. The Director

Option Plan is designed to work automatically and not to require administration; however, to the extent administration is necessary, it will be provided by the Company Board.

     The Director Option Plan provides that each eligible Director is granted an option to purchase 32,000 shares of Common Stock (the "First Option") on the later of the effective date of the Initial Public Offering (March 7, 1995) and the date on which the optionee first becomes a Director of the Company. Thereafter, each non-employee Director is to be granted an option to purchase 8,000 additional Shares (a "Subsequent Option") on January 1 of each year if, on such date, he or she shall have served on the Company Board for at least six months.

     Options granted under the Director Option Plan have a term of ten years unless terminated sooner upon termination of the optionee's status as a Director or otherwise pursuant to the Director Option Plan. No option granted under the Director Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Director Option Plan provides that the First Option shall become exercisable as to 25% of the shares subject to the First Option on the first anniversary of the date of grant of the First Option and is to become exercisable as to 6.25% of the shares subject to the First Option at the end of each three-month period thereafter. Each Subsequent Option becomes exercisable in full on the first anniversary of the date of its grant.

     The exercise price of all stock options granted under the Director Option Plan is equal to the fair market value of a Share on the date of grant of the option. Fair Market Value is defined under the Director Option Plan as the closing sale price of the Shares as reported on The New York Stock Exchange (the "NYSE") on the date of grant.

     In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the Director Option Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation. The Director Option Plan will terminate in March 2005. The Board of Directors may amend or terminate the Director Option Plan; provided, however, that (i) stockholder approval is required for any amendment to the Director Option Plan for which stockholder approval would be required under applicable law, as in effect at the time; (ii) no such action may adversely affect any outstanding options, and (iii) the provisions of the Director Option Plan affecting the grant and terms of options granted thereunder may not be amended more than once in any six-month period. Executive officers of the Company are not eligible to participate in the Director Option Plan.

     On January 1, 1998, each of Lewis Broad, Neill Brownstein, Avraham Fischer, Shigeru Iwamoto and Andrew Schonzeit, were granted Subsequent Options to purchase 8,000 Shares, at an exercise price of $12.00 per Share, under the Director Option Plan. On January 1, 1999, each of such directors was granted Subsequent Options to purchase 8,000 Shares at an exercise price of $15.31 per Share, under the Director Option Plan.

     On November 16, 1998, Avraham Fischer was granted non-qualified options to purchase 100,000 Shares at an exercise price of $9.94 per share, under the Company's 1998 Non-Qualified Stock Option Plan. These options became exercisable as to all shares subject to the option six months after the date of grant and have a term of five years from the date of grant.

     The Merger Agreement further provides that options to purchase Shares under the Company's 1995 Director Stock Option Plan immediately became fully vested and exercisable upon execution of the Merger Agreement and will remain exercisable until the closing date of the Merger and, following such closing date, such options shall expire and terminate and be of no further force or effect.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of October 20, 1999, by (i) each stockholder known to the Company to own beneficially more than 5% of the outstanding shares of Company Common Stock; (ii) each of the Company's Directors; (iii) the Chief Executive Officer and four other executive officers of the Company, and two former executive officers; and (iv) all executive officers and Directors of the Company as a group. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table, based on information provided by such persons, have sole voting and investment power with respect to all shares of Company Common Stock shown as beneficially owned by them.

                    NAME AND ADDRESS OF                         AMOUNT & NATURE OF       PERCENT OF
                      BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)     CLASS(1)
                    -------------------                       -----------------------    ----------
Gilder Gagnon Howe & Co. LLC(2).............................         9,398,065              23.3%
  1775 Broadway, 26th Floor
  New York, NY 10019
J.&W. Seligman & Co. Incorporated(3)........................         2,203,400               5.5%
  100 Park Avenue, 8th Floor
  New York, NY 10017
Davidi Gilo(4)..............................................         2,733,104               6.6%
  c/o DSP Communications, Inc.
  20300 Stevens Creek Blvd.
  Cupertino, CA 95014
Joseph Perl(5)..............................................           450,176               1.1%
David Aber(6)...............................................           136,763                 *
Arnon Kohavi(7).............................................           180,799                 *
Stephen P. Pezzola(8).......................................           220,348                 *
Nathan Hod(9)...............................................                --                 *
Gerald Dogon(10)............................................           233,226                 *
Lewis S. Broad(11)..........................................           221,000                 *
Andrew W. Schonzeit(12).....................................            91,964                 *
Neill H. Brownstein(13).....................................           140,744                 *
Avraham Fischer(14).........................................           148,000                 *
All Directors and Executive Officer as a group (13
  persons)(15)..............................................         5,006,338              11.5%

---------------
  *  Less than 1%

 (1) Number of Shares and percentage ownership include Shares issuable pursuant to stock options held by the person in question exercisable within 60 days after October 20, 1999. Percentages are based on 40,385,683 Shares outstanding as of October 20, 1999.

 (2) With respect to information relating to Gilder Gagnon Howe & Co. LLC ("GGH"), the Company has relied on information supplied by such entity on its Schedule 13G filings with the SEC dated August 11, 1998, November 10, 1998 and February 16, 1999. Pursuant to the Schedule 13G filings, GGH has sole voting power with respect to only 68,275 of these Shares and has sole investment power with respect to none of these Shares.

 (3) With respect to information relating to J.&W. Seligman & Co. Incorporated, and related entities, the Company has relied on Information supplied by such entity in its Schedule 13G filing with the SEC dated February 10, 1999. Pursuant to the Schedule 13G filing, J.&W. Seligman & Co. Incorporated does not have sole voting or dispositive power with respect to any of the Shares.

 (4) Includes (i) 731,604 Shares held by Harmony Management, Inc., of which Davidi Gilo and Shamaya Gilo are the sole shareholders and (ii) 786,000 Shares held by The Gilo Family Trust, of which Mr. Gilo serves as trustee. Also includes 1,215,500 Shares issuable pursuant to stock options. Excludes

     1,217,440 Shares held in three trusts for the benefit of Mr. Gilo's children, as to which Mr. Gilo has no voting or investment power; Mr. Gilo disclaims any beneficial ownership of such shares.

 (5) Includes 448,398 Shares issuable pursuant to stock options. Dr. Perl, the former Chief Executive Officer and President, ceased to be an officer and director of the Company in June 1999.

 (6) Includes 135,000 Shares issuable pursuant to stock options.

 (7) Includes 160,043 Shares issuable pursuant to stock options.

 (8) Includes 201,500 Shares issuable pursuant to stock options.

 (9) Mr. Hod, the former Chairman of the Board, left the Company in December
     1998.

(10) Includes 230,658 Shares issuable pursuant to stock options. Mr. Dogon, a former executive officer and Director, ceased to be an officer in October 1998 and a Director in January 1999.

(11) Includes 35,000 Shares issuable pursuant to stock options.

(12) Includes 64,000 Shares issuable pursuant to stock options. Excludes 24,600 Shares held in four trusts for the benefit of Mr. Schonzeit's children, as to which Mr. Schonzeit has no voting or investment power. Mr. Schonzeit disclaims any beneficial ownership of such Shares.

(13) Includes 38,000 Shares issuable pursuant to stock options.

(14) Includes 148,000 Shares issuable pursuant to stock options.

(15) See Footnotes (4) through (14). Includes 3,125,808 Shares issuable pursuant to stock options. Includes Shares beneficially owned by Nathan Hod, Gerald Dogon and Joseph Perl, who served as executive officers and directors in fiscal 1998, but who are no longer executive officers or directors of the Company. Also includes Shares beneficially owned by Shmuel Arditi and Gabriel Hilevitz, who are currently executive officers but were not executive officers in 1998.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation earned for the years ended December 31, 1998, 1997 and 1996, by the Company's Chief Executive Officer, each of the four other most highly compensated executive officers of the Company, and two former executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                                                   COMPENSATION
                                                                      AWARDS
                                                                   ------------
                                       ANNUAL COMPENSATION          SECURITIES
                                  ------------------------------    UNDERLYING            ALL OTHER
                                  YEAR   SALARY($)   BONUS(1)($)    OPTIONS(#)       COMPENSATION ($)(2)
                                  ----   ---------   -----------   ------------      -------------------
Davidi Gilo(3)..................  1998   $146,923    $    37,560    1,628,000             $450,000(5)
  Chairman of the Board, Chief    1997   $300,000    $        --    1,170,000(4)                --
  Executive Officer and
     President                    1996   $300,000    $   375,000      770,000                   --
Joseph Perl(6)..................  1998   $213,354    $   129,375      950,000(7)          $105,177(8)
  Former Chief Executive Officer  1997   $191,695             --           --             $ 24,384(9)
  and President                   1996   $176,678    $   130,000      400,000             $ 12,574(2)
David Aber(10)..................  1998   $137,031    $    42,195      225,000(11)         $ 27,726(2)
  Senior Vice President and
     Chief                        1997   $ 20,392             --      100,000             $  3,913(2)
  Financial Officer               1996         --             --           --                   --
Arnon Kohavi....................  1998   $139,920    $    34,980      175,000(12)         $    509
  Senior Vice President of
     Strategic                    1997   $129,320    $    26,235      140,000(13)               --
  Relations                       1996   $121,800    $    27,500           --                   --
Stephen P. Pezzola(14)..........  1998   $115,000    $    40,000      200,000(15)               --
  General Counsel and Corporate   1997   $ 95,000             --       68,000(16)               --
  Secretary                       1996   $ 26,250    $    30,000       38,000                   --
Nathan Hod......................  1998   $271,057    $   143,750      350,000(18)         $653,751(20)
  Former Chairman of the Board    1997   $200,000             --      400,000(19)         $ 23,838(21)
  and Chief Executive
     Officer(17)                  1996   $200,000    $   250,000      200,000                   --
Gerald Dogon....................  1998   $186,908    $    94,953      240,000(23)         $ 44,735(2)
  Former Chief Financial          1997   $169,812             --      200,000(24)         $ 29,550(25)
  Officer(22)                     1996   $162,853    $   130,000      200,000             $ 12,060(2)

---------------
 (1) The Company's executive officers are eligible for annual cash bonuses. Such bonuses are generally based upon achievement of corporate performance objectives determined by the Compensation Committee; however, the bonuses of the Chairman of the Board, the Chief Executive Officer and the General Counsel are specified in employment agreements, subject to increases as may be awarded by the Compensation Committee. Bonuses are awarded by the Chief Executive Officer based upon individual, as well as corporate performance (except the bonuses provided in employment agreements). The Company generally pays bonuses in the year following that in which the bonuses were earned.

 (2) On behalf of Dr. Perl, Mr. Aber, Mr. Hod and Mr. Dogon, the Company made monthly payments to a severance fund, a pension fund and a risk/disability fund. The amounts held in such funds on their behalf are generally payable to them upon termination of their employment with the Company.

 (3) Mr. Gilo served as Chairman of the Board throughout 1996 and until November 1997, and he continued to serve as a non-officer employee of the Company until April 1998. In October 1998, Mr. Gilo was re-appointed as Chairman of the Board, and compensation information for 1998 therefore reflects the periods from January 1 through March 31, 1998 and October 12 through December 31, 1998.

 (4) Includes 770,000 options that were granted prior to 1997 that were repriced in March 1997. See "Repricing of Options."

 (5) Severance payment paid pursuant to Mr. Gilo's prior employment agreement in connection with Mr. Gilo's resignation as Chairman of the Board in November 1997.

 (6) Dr. Perl was appointed as Chief Executive Officer and President of the Company in July 1998. Prior to that time, he served as the Company's Chief Technical Officer. Dr. Perl resigned as Chief Executive Officer and President in June 1999.

 (7) Includes 400,000 options that were granted prior to 1998 that were repriced in October 1998. Also includes 200,000 options that were granted in June 1998 and were subsequently terminated in October 1998 in connection with the option repricing program. See "Repricing of Options."

 (8) Includes travel, shipping, interim housing and related expenses in the amount of $24,811. Also includes $37,743 paid to Dr. Perl for accrued but unused vacation, and $42,623 paid to the severance, pension and disability funds referenced in footnote 2. Dr. Perl also received an interest-free loan in the amount of $1 million for residential housing in connection with Dr. Perl's relocation from Israel to the United States. See "Employment Agreements."

 (9) Includes $10,224 paid to Dr. Perl for accrued but unused vacation, and $14,160 paid to the severance, pension and disability funds referenced in footnote 2.

(10) Mr. Aber joined the Company in October 1997.

(11) Includes 100,000 options that were granted prior to 1998 that were repriced in October 1998. Also includes 50,000 options that were granted in June 1998 and were subsequently terminated in October 1998 in connection with the option repricing program. See "Repricing of Options."

(12) Includes 50,000 options that were granted in June 1998 and were subsequently terminated in October 1998 in connection with the option repricing program. See "Repricing of Options."

(13) Includes 70,000 options that were granted in January 1997 and were subsequently terminated in March 1997 in connection with the March 1997 repricing program. See "Repricing of Options."

(14) Mr. Pezzola joined the Company in September 1996.

(15) Includes 30,000 options that were granted prior to 1998 that were repriced in October 1998. Also includes 10,000 options that were granted in June 1998 and were subsequently terminated in October 1998 in connection with the option repricing program. See "Repricing of Options."

(16) Includes 38,000 options that were granted prior to 1997 that were repriced in March 1997. See "Repricing of Options."

(17) Mr. Hod resigned as an executive officer and director of the Company in October 1998.

(18) Includes 150,000 options that were granted in June 1998 and were subsequently terminated in October 1998 in connection with the option repricing program. See "Repricing of Options."

(19) Includes 200,000 options that were granted prior to 1997 that were repriced in March 1997. See "Repricing of Options."

(20) Includes a $600,000 severance payment made pursuant to Mr. Hod's amended employment agreement in connection with his departure from the Company, and $53,751 paid to the severance, pension and disability funds referred to in footnote 2.

(21) Payment to Mr. Hod for accrued but unused vacation.

(22) Mr. Dogon resigned as an executive officer of the Company in October 1998 and as a director of the Company in January 1999.

(23) Includes 120,000 options that were granted in June 1998 and were subsequently terminated in October 1998 in connection with the option repricing program. See "Repricing of Options."

(24) All of such options represent options that were granted prior to 1997 that were repriced in connection with the March 1997 repricing program. See "Repricing of Options."

(25) Includes $16,842 paid to Mr. Dogon for accrued but unused vacation, and $12,708 paid to the severance, pension and disability funds referenced in footnote 2.

                                 OPTION GRANTS

     The following table sets forth certain information with respect to stock options granted during fiscal year 1998 to each of the Named Executive Officers. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually, calculated based on the closing price of the Shares on the grant date. These amounts are based on certain assumed rates of appreciation and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Shares.

                       OPTION GRANTS IN FISCAL YEAR 1998

                             INDIVIDUAL GRANTS(1)
                           -------------------------
                                         % OF TOTAL                             POTENTIAL REALIZABLE VALUE AT
                           NUMBER OF       OPTIONS                                 ASSUMED ANNUAL RATES OF
                           SECURITIES    GRANTED TO                              STOCK PRICE APPRECIATION FOR
                           UNDERLYING     EMPLOYEES    EXERCISE                          OPTION TERM
                            OPTIONS       IN FISCAL      PRICE     EXPIRATION   ------------------------------
          NAME             GRANTED(#)     YEAR 1998    ($/SHARE)      DATE           5%               10%
          ----             ----------    -----------   ---------   ----------   -------------    -------------
Davidi Gilo..............   378,000          5.61%      $10.50      10/12/03             --       $  102,168
                            400,000          5.94%      $ 8.19      10/12/03     $  139,053       $1,033,114
                            850,000         12.62%      $ 6.69      10/12/03     $1,570,488       $3,470,368
Joseph Perl..............   400,000(2)       5.94%      $ 6.69       1/24/02     $  464,997       $  983,440
                            200,000(3)       2.97%      $13.50       6/16/03     $  745,960       $1,648,377
                            200,000(4)       2.97%      $ 6.69       6/16/03     $  342,812       $  751,197
                            150,000          2.23%      $ 5.25       10/8/03     $  217,572       $  480,777
Arnon Kohavi.............    50,000(3)       0.74%      $13.50       6/16/03     $   86,490       $  412,094
                             50,000(4)       0.74%      $ 6.69       6/16/03     $   85,703       $  187,799
                             75,000          1.11%      $ 5.25       10/8/03     $  108,786       $  240,388
David Aber...............   100,000(2)       1.49%      $ 6.13      10/28/02     $  134,090       $  289,192
                             50,000(3)       0.74%      $13.50       6/16/03     $  186,490       $  412,094
                             50,000(4)       0.74%      $ 6.13       6/16/03     $   78,752       $  172,628
                             25,000          0.37%      $ 5.25       10/8/03     $   36,262       $   80,129
Stephen P. Pezzola.......    30,000(2)       0.44%      $ 6.69       7/22/02     $   40,578       $   86,887
                             10,000(3)       0.15%      $13.50       6/16/00     $   13,838       $   28,350
                             10,000(4)       0.15%      $ 6.69       6/16/00     $    5,711       $   11,609
                            150,000          2.23%      $ 5.25       10/8/03     $  217,572       $  480,777
Nathan Hod...............   200,000(5)       2.97%      $13.50       7/16/03     $  745,960       $1,648,377
                            150,000(6)       2.23%      $ 6.69      12/31/00     $  114,710       $  236,279
Gerald Dogon.............   120,000(3)       1.78%      $13.50       6/16/03     $  447,576       $  989,026
                            120,000(4)       1.78%      $ 6.69       6/16/03     $  205,687       $  450,718

---------------
(1) All options were granted pursuant to the 1995 Employee and Consultant Stock Plan, the 1996 Stock Option Plan or the 1998 Non-Qualified Stock Option Plan.

(2) These options were originally granted prior to 1998, but were repriced in October 1998. See "Repricing of Options."

(3) These options were granted in June 1998, but were effectively canceled by subsequent repricing in October 1998. See "Repricing of Options."

(4) These options are the repriced options that effectively replaced options granted in June 1998. See "Repricing of Options."

(5) These options were granted in June 1998, but 150,000 of these options were effectively canceled by subsequent repricing in October 1998 pursuant to an amendment to Mr. Hod's employment agreement entered into in connection with his resignation as Chairman of the Board. The 150,000 options were also amended such that the termination date of the options was changed to December 31, 2000. The remaining 50,000 options were terminated in October 1998. See "Repricing of Options."

(6) These options are the 150,000 repriced options that effectively replaced Mr. Hod's options granted in June 1998. See "Repricing of Options."

                 AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1998
               AND STOCK OPTION VALUES AT END OF FISCAL YEAR 1998

     The following table sets forth information concerning option exercises during fiscal 1998, and the aggregate value of unexercised options as of December 31, 1998 held by each of the Named Executive Officers:

                              AGGREGATE OPTION
                                EXERCISES IN
                              FISCAL YEAR 1998            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                          -------------------------      UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                            SHARES                    OPTIONS AT DECEMBER 31, 1998      DECEMBER 31, 1998(1)
                          ACQUIRED ON      VALUE      ----------------------------   ---------------------------
          NAME            EXERCISE(#)   REALIZED($)   EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   -----------   -----------    -------------   -----------   -------------
Davidi Gilo.............    567,688     $2,787,697      856,832         358,668      $6,713,517     $1,729,045
Joseph Perl.............    160,000     $2,167,748      474,117         363,281      $4,320,489     $3,305,569
Arnon Kohavi............     68,190     $  849,912      159,838         111,250      $1,326,229     $  912,993
Stephen P. Pezzola......      5,000     $   33,125      162,167          60,833      $1,488,527     $  512,286
David Aber..............         --             --       93,750          81,250      $  877,734     $  751,953
Nathan Hod..............     60,000     $1,107,414      382,558              --      $4,235,019             --
Gerald Dogon............     20,000     $  346,475      406,365         221,993      $4,033,847     $1,433,584

---------------
(1) Calculated on the basis of the closing sale price of the Shares as reported on the NYSE on December 31, 1998 of $15.3125 per share, minus the exercise price.

                             EMPLOYMENT AGREEMENTS

     Effective October 12, 1998, Davidi Gilo entered into an employment agreement with the Company pursuant to which he serves as Chief Executive Officer and Chairman of the Company's Board and devotes at least 30 hours per week to his Company duties. The term of the agreement extends through August 31, 2002, with automatic annual one-year extensions until either party gives notice of termination, unless sooner terminated pursuant to the terms of the agreement. The agreement provides for an annual base salary of $300,000, with annual increases as may be determined by the Board of Directors in its discretion. In addition, Mr. Gilo is entitled to participate in each bonus plan adopted by the Board of Directors. Mr. Gilo's annual bonus under the agreement will be equal to
(i) 25% of Mr. Gilo's base salary should the Company meet 80% of its plan for revenues and earnings per share as presented to the Board in January of each year (the "Yearly Plan") during the term of Mr. Gilo's employment; (ii) 75% of his base salary should the Company meet 100% of its Yearly Plan; and (iii) 125% of his base salary should the Company meet 120% of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between 80% and 100%, or between 100% and 120%. The agreement may be terminated by Mr. Gilo upon 90 days' prior written notice or, without cause, by the Company upon written notice. A termination without cause shall also be deemed to occur in the event that a person or group of persons purchases over 50% of the voting stock of the Company from existing stockholders in a tender or exchange offer not recommended by the Company Board, or if a majority of the members of the board are replaced in any 36 month period through contested elections. In the event the Company terminates the agreement without cause, the Company shall pay Mr. Gilo a severance fee equal to the full amount of compensation that he could have expected to earn under the agreement, as and when payable, through the end of the term. If the agreement is terminated for certain types of cause (as defined in the agreement), or Mr. Gilo or the Company elects not to renew the agreement, the Company shall pay Mr. Gilo a severance fee equal to his then-current monthly salary multiplied by six (6). If the Company terminates the agreement for certain types of cause involving wilful misconduct, no severance will be paid. If Mr. Gilo voluntarily elects to terminate his employment, then the Company shall pay Mr. Gilo a severance fee equal to his then-current monthly salary multiplied by the lesser of the number 18 or the number of months left in the original term of the agreement plus nine (9).

     In September 1996, Stephen P. Pezzola entered into an employment agreement with the Company, which agreement was amended and restated effective as of January 1, 1998, January 16, 1999 and August 12,

1999. Pursuant to the amended agreement, Mr. Pezzola serves as General Counsel of the Company and devotes approximately 30 hours per week to his duties as General Counsel. The term of the agreement extends through August 12, 2001, with automatic annual one-year extensions until either party gives notice of termination, unless sooner terminated pursuant to the terms of the agreement. The agreement provides that Mr. Pezzola receive an annual base salary of $200,000, with annual increases as may be determined by the Compensation Committee in its discretion. In addition, Mr. Pezzola is entitled to participate in each bonus plan adopted by the Board of Directors. Mr. Pezzola's annual bonus under the agreement will be equal to (i) 25% of Mr. Pezzola's base salary should the Company meet 80% of its Yearly Plan during the term of Mr. Pezzola's employment; (ii) 50% of his base salary should the Company meet 100% of its Yearly Plan; and (iii) 100% of his base salary should the Company meet 120% of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between 80% and 100%, or between 100% and 120%. The agreement may be terminated by Mr. Pezzola upon 60 days' prior written notice or, without cause, by the Company upon written notice. If the Company terminates the agreement without cause (as defined in the agreement), the Company shall pay Mr. Pezzola a severance fee equal to his then current monthly salary multiplied by the greater of the number of full months left until the end of the then current employment term, or six
(6). If the agreement is not renewed after August 12, 2001 or if the Company terminates the agreement for certain types of cause (as defined in the agreement), the Company shall pay Mr. Pezzola a severance fee equal to his then-current monthly salary multiplied by six (6). If Mr. Pezzola voluntarily elects to terminate his employment, the Company shall pay Mr. Pezzola a severance fee equal to his then-current monthly salary multiplied by three (3). If the Company terminates the agreement for certain types of cause involving wilful misconduct, no severance will be paid.

     On August 12, 1999, David Aber entered into an employment agreement with the Company pursuant to which Mr. Aber serves as Senior Vice President and Chief Financial Officer of the Company. The term of the agreement extends through August 12, 2001, with automatic annual one-year extensions until either party gives notice of termination, unless sooner terminated pursuant to the terms of the agreement. The agreement provides that Mr. Aber receive an annual base salary of NIS 660,000 (approximately $154,000), with annual increases as may be determined by the Compensation Committee in its discretion. In addition, Mr. Aber is entitled to participate in each bonus plan adopted by the Board of Directors. Mr. Aber's annual bonus under the agreement will be equal to (i) 25% of Mr. Aber's base salary should the Company meet 80% of its Yearly Plan during the term of Mr. Aber's employment; (ii) 50% of his base salary should the Company meet 100% of its Yearly Plan; and (iii) 100% of his base salary should the Company meet 120% of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between 80% and 100%, or between 100% and 120%. The agreement may be terminated by Mr. Aber upon 60 days' prior written notice or, without cause, by the Company upon written notice. If the Company terminates the agreement without cause (as defined in the agreement), the Company shall pay Mr. Aber a severance fee equal to his then current monthly salary multiplied by the greater of the number of full months left until the end of the then current employment term, or six (6). If the agreement is not renewed after August 12, 2001 or if the Company terminates the agreement for certain types of cause (as defined in the agreement), the Company shall pay Mr. Aber a severance fee equal to his then-current monthly salary multiplied by six (6). If Mr. Aber voluntarily elects to terminate his employment, the Company shall pay Mr. Aber a severance fee equal to his then-current monthly salary multiplied by three (3). If the Company terminates the agreement for certain types of cause involving wilful misconduct, no severance will be paid.

     On August 1, 1999, Shmuel Arditi entered into an employment agreement with the Company pursuant to which Mr. Arditi serves as Chief Operating Officer of the Company. The agreement has an unlimited term. The agreement provides that Mr. Arditi receive an annual base salary of $155,000, with annual increases as may be determined by the Company's Chief Executive Officer in his discretion. In addition, Mr. Arditi is entitled to participate in each bonus plan adopted by the Board of Directors. The agreement also provides that the Company will reimburse Mr. Arditi for airfare for himself and his family and up to $20,000 for all reasonable expenses incurred in connection with his relocation from Israel to California and for airfare and up to $10,000 in connection with his return to Israel upon the conclusion of his employment with the Company. The Company will also pay Mr. Arditi a housing subsidy of $1,500 per month for the first two years of his employment in California. In addition, for each six months of his employment, the Company has agreed to pay for one round-trip business class airline ticket for each of Mr. Arditi and his family between Israel and California. The agreement may be terminated by Mr. Arditi upon 60 days' prior written notice or, without cause, by the Company upon 60 days' prior written notice. If the Company terminates the agreement without cause (as defined in the agreement), the Company shall pay Mr. Arditi a severance fee equal to his then current monthly salary multiplied by six (6). If Mr. Arditi voluntarily elects to terminate his employment, the Company shall not pay Mr. Arditi a severance fee unless Mr. Arditi gives the Company at least four months' prior written notice and actively works to train a successor. In such event, Mr. Arditi will be paid a severance fee equal to his then current monthly salary multiplied by four (4). If the Company terminates the agreement for cause, no severance will be paid.

     PAYMENTS IN RESPECT OF THE TRANSACTION

     In connection with the Transaction, the Company Board has approved the following bonuses for Davidi Gilo, David Aber and Stephen P. Pezzola in recognition of their past efforts, their efforts in connection with the Transaction and their continued employment with the Company through the consummation of the Offer.

     - A lump sum payment in the amount of $5 million to Davidi Gilo.

     - A lump sum payment in the amount of $2.5 million to Stephen P. Pezzola.

     - A lump sum payment in the amount of $2.5 million to David Aber.

     The payments set forth above will be made to the above individuals following the consummation of the Offer, on January 3, 2000.

     If any portion of any payments or benefits received by any of the above individuals becomes subject to the Excise Tax, Parent shall pay to each such individual such additional amounts as are necessary to make him whole with respect to such Excise Tax (and any taxes, including Excise Tax, that may become payable with respect to such additional amounts).

                             COMPENSATION COMMITTEE

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following is the Report of the Compensation Committee of the Company Board, describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation paid to such executive officers for fiscal year 1998. The information contained in the report shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

     In fiscal year 1998, the members of the Compensation Committee were Messrs. Broad, Iwamoto and Schonzeit, each of whom were non-employee directors of the Company. In August 1999, Mr. Iwamoto resigned from the Company's Board.

     Compensation Policy. The Company's Compensation Policy as established by the Compensation Committee is that executive officers' total annual cash compensation should vary with the performance of the Company and that long-term incentives awarded to such officers should be aligned with the interest of the Company's stockholders. The Company's executive compensation program is designed to attract and retain executive officers who will contribute to the Company's long-term success, to reward executive officers who contribute to the Company's financial performance and to link executive officer compensation and stockholder interests through the grant of stock options under the 1995 Employee and Consultant Stock Plan, the 1996 Stock Option Plan and the 1998 Non-Qualified Stock Option Plan (the "Option Plans").

     Compensation of the Company's executive officers consists of three principal components: salary, bonus and long-term incentive compensation consisting of stock option grants.

     Salary. The minimum base salaries for the Company's Chairman of the Board, Chief Executive Officer and General Counsel are specified in employment agreements, and are subject to annual increases by the Compensation Committee in its discretion. The base salaries of all executive officers are reviewed annually and, subject to minimum amounts specified in employment agreements, are set by the Compensation Committee. When setting base salary levels, in a manner consistent with the Compensation Committee's policy outlined above, the Committee considers competitive market conditions for executive compensation, Company performance and individual performance.

     Bonus. The Compensation Committee evaluated the performance and set bonuses payable to the executive officers for the 1998 fiscal year. The performance factors utilized by the Compensation Committee to determine whether bonuses should be awarded to Company executive officers for fiscal 1998 included the following: the level of sales of the Company's products during fiscal 1998; the executive officer's overall individual performance in his position and relative contribution to Company performance during the year; and the Board's desire to retain the executive officer in the face of considerable competition for executive talent within the industry. Based on the Company's performance in 1998, bonuses in the aggregate amount of $284,110 were paid to current executive officers and $238,703 to two former executive officers in 1998. The bonuses of the current Chairman of the Board and Chief Executive Officer, and the former Chairman of the Board and Chief Financial Officer were specified in employment agreements, subject to increase by the Compensation Committee based on the performance factors discussed above. The Board of Directors or the Compensation Committee in the future may modify the foregoing criteria or select other performance factors with respect to executive officer bonuses for a given fiscal year.

     Long-term Incentive Compensation. The Company believes that option grants
(i) align executive interests with stockholder interests by creating a direct link between compensation and stockholder return, (ii) give executives a significant, long-term interest in the Company's success, and (iii) help retain key executive officers in a competitive market for executive talent.

     The Company's stock option plans authorize the Committee to grant stock options to employees and consultants, including executive officers. Option grants are made from time to time to executive officers whose contributions have or will have a significant impact on the Company's long-term performance. The Company's determination of whether option grants are appropriate each year is based upon individual performance measures established for each individual. Options are not necessarily granted to each executive officer during each year. Generally, options granted to executive officers vest 25% on the first anniversary of the date of grant and thereafter in equal monthly installments over a period of three years, and expire five years from the date of grant; however, in 1998, the vesting of options of executive officers that were repriced were also subject to acceleration upon the occurrence of certain milestones based on the market price of the Company's common stock. Details on stock options granted to certain executive officers in 1998 are provided in the table entitled "Option Grants in 1998" and details regarding the option repricing in 1998 are provided in "Repricing of Options."

     Compensation of Chairman of the Board And Chief Executive Officer. As described above in "Employment Agreements," the minimum salary and bonus of Davidi Gilo, the Chairman of the Board, and Joseph Perl, the former Chief Executive Officer, are provided in their respective employment agreements and are subject to increases as determined by the Board of Directors. The base salaries specified in the employment agreements, and the long term incentive compensation in the form of options granted to Mr. Gilo and Dr. Perl were established by negotiations with Mr. Gilo and Dr. Perl, respectively, and in determining the amount of the salary and other compensation paid to these persons, the Compensation Committee considered factors including the performance of Mr. Gilo and Dr. Perl and their contributions to the Company, the level of salary and long term incentive compensation paid to persons in similar positions at other companies in the Company's industry, and the considerable competition for executive talent within the industry.

     Mr. Gilo's and Dr. Perl's bonuses, under each of their employment agreements, is based on the Company's performance each year. In 1998, certain of the performance milestones set forth in Mr. Gilo's and Dr. Perl's employment agreements, to determine the amount of each of their bonuses, were met and bonuses of $37,560 and $129,375 were paid to Mr. Gilo and Dr. Perl, respectively, in 1998. Mr. Gilo's bonus was prorated to reflect that he served as Chairman of the Board commencing in October 1998.

     The salary and bonus compensation paid to Mr. Hod, the Company's former Chairman of the Board and, until July 1998, the Company's Chief Executive Officer, was specified in his employment agreement. In 1998, certain of the performance milestones set forth in Mr. Hod's employment agreement, to determine the amount of his bonus, were met and a bonus of $143,750 was paid to Mr. Hod in 1998. In addition, in connection with Mr. Hod's resignation as Chairman of the Board, the Compensation Committee and the Board of Directors agreed to pay a severance payment to Mr. Hod of $600,000, after considering the performance of the Company in 1998 and the contributions of Mr. Hod to the Company. See "Certain Relationships and Related Transactions."

     Compensation Policy Regarding Deductibility. The Company is required to disclose its policy regarding qualifying executive compensation for deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which provides that, for purposes of the regular income tax and the alternative minimum tax, the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation is limited to $1 million per year. For the fiscal year ended December 31, 1998, no executive officer of the Company received $1 million. It is expected that the compensation to be paid to the Company's Executive Officers for fiscal 1999 will exceed the $1 million limit for any officer. The Company's Option Plans are structured so that any compensation deemed paid to an executive officer when he exercises an outstanding option under either of the Option Plans, with an exercise price equal to the fair market value of the option shares on the grant date, will qualify as performance-based compensation which will not be subject to the $1 million limitation. The Compensation Committee currently intends to limit the dollar amount of all other compensation payable to the Company's executive officers to no more than $1 million.

     Repricing of Options. In October 1998, the Compensation Committee adopted an option repricing program for previously granted options to the Company's employees, including its executive officers. Between July 1998 and October 1998, stock prices in the general market and the price of the Shares declined dramatically, even though the Company consistently met or exceeded analysts' expectations. As a result of this decline, the Compensation Committee believed that the relationship between the exercise price of many of its options and the recent market price of the Shares did not provide effective equity incentives for the Company's officers and employees. Equity incentives are a significant component of the total compensation package of the Company's employees and play a substantial role in the Company's ability to retain the services of individuals essential to the Company's long-term success. The Compensation Committee felt that the Company's ability to retain key employees would be significantly impaired unless value was restored to their options. Accordingly, the Compensation Committee determined it was necessary to effect an option repricing program ("Repricing Program") to provide realistic incentives for the employees to whom such options had been granted.

     In light of the Company's circumstances at the time and the competitive environment for its employees, the Compensation Committee adopted the Repricing Program to reprice stock options whose option exercise prices were greater than the current market price of the Company's common stock, excluding options that had been previously repriced in March 1997. Under the terms of the Repricing Program, in October 1998, options which were previously granted but not previously repriced, at exercise prices greater than $6.13 and $6.69 per Share for non-executives and executives, respectively, were exchanged. The exercise price of the new options for non-executives and executives are: $6.13 and $6.69 per share, respectively. Notwithstanding the original vesting schedule of the repriced options for non-executives, the vesting schedule of the new options was amended such that one-sixth ( 1/6) of the options vest six months after the date of the repricing, and one-thirty-sixth ( 1/36) of the options vest at the end of each month thereafter for the following 30 months. In addition, certain of these new options are subject to acceleration of vesting upon the occurrence of certain milestones based upon the market price of the Shares. The repriced options of executives retained their original vesting schedules, except that the repriced options are subject to acceleration of vesting upon the occurrence of certain milestones based upon the market price of the Shares.

     The following table sets forth the number of options repriced for the Named Executive Officers for the fiscal years ended December 31, 1997 and December 31, 1998:

                                                 OPTION REPRICINGS IN 1997 AND 1998
                             --------------------------------------------------------------------------
                                                                                            LENGTH OF
                                          NUMBER OF     MARKET     EXERCISE                  ORIGINAL
                                         SECURITIES    PRICE AT    PRICE AT       NEW      OPTION TERMS
                                         UNDERLYING     TIME OF     TIME OF    EXERCISE     REMAINING
                              DATE OF      OPTIONS     REPRICING   REPRICING     PRICE      AT DATE OF
           NAME              REPRICING   REPRICED(#)   ($/SHARE)   ($/SHARE)   ($/SHARE)    REPRICING
           ----              ---------   -----------   ---------   ---------   ---------   ------------
Davidi Gilo................   3/06/97      350,000       $9.88      $22.75      $10.88     5.50 years
                              3/06/97      210,000       $9.88      $24.00      $10.88      4.75 years
                              3/06/97      210,000       $9.88      $28.00      $10.88      4.75 years
Joseph Perl................  10/12/98      400,000       $6.69      $10.25      $ 6.69     3.28 years
                             10/12/98      200,000       $6.69      $13.50      $ 6.69      4.68 years
David Aber.................  10/07/98      100,000       $6.13      $17.88      $ 6.13     4.06 years
                             10/07/98       50,000       $6.13      $13.50      $ 6.13      4.69 years
Arnon Kohavi...............   3/06/97       70,000       $9.88      $24.25      $10.88     4.87 years
                             10/12/98       50,000       $6.69      $13.50      $ 6.69      4.68 years
Nathan Hod.................   3/06/97      100,000       $9.88      $21.25      $10.88     4.75 years
                              3/06/97      100,000       $9.88      $21.25      $10.88      5.75 years
                             10/12/98      150,000       $6.69      $13.50      $ 6.69      4.68 years
Stephen P. Pezzola.........   3/06/97        8,000       $9.88      $18.25      $10.88     4.29 years
                              3/06/97       30,000       $9.88      $21.25      $10.88      4.75 years
                             10/12/98       30,000       $6.69      $15.25      $ 6.69      3.78 years
                             10/12/98       10,000       $6.69      $13.50      $ 6.69      1.68 years
Gerald Dogon...............   3/06/97      100,000       $9.88      $21.25      $10.88     4.75 years
                              3/06/97      100,000       $9.88      $21.25      $10.88      5.75 years
                             10/12/98      120,000       $6.69      $13.50      $ 6.69      4.68 years

     The above Report on Executive Compensation is submitted by the Compensation
Committee:

                                          Lewis S. Broad
                                          Andrew W. Schonzeit

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Company's Compensation Committee was an officer, former officer or employee of the Company or any subsidiary during fiscal year 1998. No executive officer of the Company served as a member of the compensation committee or the board of directors of another entity, one of whose executive officers served on the Company's Compensation Committee or the Company Board during fiscal year 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with Davidi Gilo's appointment as Chairman of the Board in October 1998, the Company sold 350,000 Shares to Mr. Gilo on October 12, 1998. The purchase price was $2,340,625, or $6.6875 per Share, which was the closing Share price as reported on the NYSE on October 12, 1998. The purchase price was paid by delivery by Mr. Gilo to the Company of a promissory note in the principal amount of $2,340,625. The note bears interest at the rate of 6.5% per annum. Principal and interest under the note are due and payable on December 31, 2001. The note is secured by a deed of trust on certain real property owned by Mr. Gilo.

     In November 1998, Mr. Gilo exercised options to purchase 412,500 Shares. The exercise price was paid by delivery by Mr. Gilo to the Company of a promissory note in the principal amount of $3,233,433. The note bears interest at the rate of 6.5% per annum. Principal and interest under the note are due and payable on the earlier of December 31, 2001 or the date on which Mr. Gilo sells certain Shares. The note is secured by a deed of trust on certain real property owned by Mr. Gilo and certain Shares owned by Mr. Gilo.

     In connection with Joseph Perl's relocation from Israel to California in June 1998, the Company loaned $1 million to Dr. Perl and his wife, in exchange for the delivery by Dr. and Mrs. Perl to the Company of a promissory note in the principal amount of $1 million. The note bears no interest. Principal under the note is due and payable on the earlier to occur of Dr. Perl's ceasing to be an employee of the Company or the sale of Dr. Perl's home in California. The note is secured by a deed of trust on certain real property owned by Dr. and Mrs. Perl.

     Avraham Fischer, a Director of the Company, is a senior partner of the law firm of Fischer, Behar & Co., which serves as legal counsel on matters regarding Israeli law for the Company and its Israeli subsidiaries. The Company paid approximately $248,610 in legal fees to Fischer, Behar & Co. during 1998.

     Effective January 1, 1998, Nathan Hod entered into an employment agreement with the Company which replaced his prior employment agreement and pursuant to which he served as Chairman of the Board of Directors and Chief Executive Officer. In July 1998, Mr. Hod resigned as Chief Executive Officer, and on October 12, 1998, Mr. Hod resigned as Chairman of the Board and as a Director of the Company. In connection with Mr. Hod's resignation, Mr. Hod and the Company entered into an amendment to his employment agreement pursuant to which Mr. Hod remained an employee of the Company and served as an advisor to Davidi Gilo, the Company's Chairman of the Board, through December 31, 1998. The amended agreement, which terminated on December 31, 1998, provided that Mr. Hod was entitled to receive his annual salary at the rate of $250,000 through December 31, 1998 and would receive his annual bonus for 1998 as specified in his employment agreement. In addition, the agreement provided that the Company would pay Mr. Hod a severance fee of $600,000. The Company has also agreed to provide Mr. Hod with an office allowance with a value of approximately $500 per month for up to a two year period. The amended agreement also amended certain of Mr. Hod's outstanding options such that (i) 133,356 of his options were immediately vested in full in October 1998; (ii) 150,000 of the options were immediately vested in full in October 1998, had the exercise price of such options reduced from $13.50 to $6.69 per Share, and had the termination date extended through December 31, 2000, notwithstanding Mr. Hod's departure from the Company; and
(iii) 250,000 of his outstanding options were immediately terminated.

     Effective January 1, 1998, Gerald Dogon entered into an employment agreement with the Company pursuant to which he served as Chief Financial Officer and Executive Vice President. In October 1998, Mr. Dogon resigned as Chief Financial Officer and Executive Vice President, and in January 1999, he resigned as a Director of the Company. Mr. Dogon currently serves as a non-officer employee of the Company. The term of the agreement extends through December 31, 2000, with automatic annual one-year extensions until either party gives notice of termination, unless sooner terminated in accordance with the terms of the agreement. The agreement originally provided for an annual base salary of $165,135, which amount included an annual vehicle allowance, with annual increases as may be determined by the Board of Directors in its discretion. Currently Mr. Dogon is paid $100,000 per year under the agreement. Through the end of 1998, Mr. Dogon's annual bonus under the agreement was equal to (i) 25% of Mr. Dogon's base salary should the Company meet 80% of its Yearly Plan during the term of Mr. Dogon's employment; (ii) 50% of his base salary should the Company meet 100% of its Yearly Plan; and (iii) 100% of his base salary should the Company meet 120% of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between 80% and 100%, or between 100% and 120%. The agreement may be terminated by Mr. Dogon upon 90 days' prior written notice. In the event the Company terminates the agreement without cause (as defined in the agreement), the Company shall pay Mr. Dogon a severance fee equal to his then-current rate of fixed monthly salary multiplied by the number of months left until December 31, 2000. If the agreement is terminated for certain types of cause (as defined in the agreement), or if Mr. Dogon or the Company elects not to renew the agreement, the Company shall pay Mr. Dogon a severance fee equal to his then-current rate of fixed monthly salary multiplied by six (6). If the Company terminates the agreement for certain types of cause involving wilful misconduct, no severance will be paid. If Mr. Dogon voluntarily elects to terminate his employment, then the Company shall pay Mr. Dogon a severance fee equal to his then-current rate of fixed monthly salary multiplied by the lesser of the number 12 or the number of months left in the original term of the agreement plus six (6).

     Effective July 22, 1998, Dr. Joseph Perl entered into an employment agreement with the Company pursuant to which he served as Chief Executive Officer and President of the Company. In June 1999, Dr. Perl resigned as Chief Executive Officer and President, and as a Director of the Company. Pursuant to a June 1, 1999 amendment to Dr. Perl's agreement, Dr. Perl currently serves as a non-officer employee of the Company and devotes at least a majority of his weekly working hours to the business of the Company. The term of the amended agreement extends through August 31, 2001, unless sooner terminated pursuant to the terms of the agreement. The agreement provides for an annual base salary of $225,000, with annual increases as may be determined by the Board of Directors in its discretion. In addition, Dr. Perl is entitled to participate in each bonus plan adopted by the Board of Directors. Dr. Perl's annual bonus under the agreement will be equal to (i) 25% of Dr. Perl's base salary should the Company meet 80% of its Yearly Plan during the term of Dr. Perl's employment; (ii) 50% of his base salary should the Company meet 100% of its Yearly Plan; and (iii) 100% of his base salary should the Company meet 120% of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between 80% and 100%, or between 100% and 120%. Pursuant to the agreement and in connection with Dr. Perl's relocation from Israel to California, the Company loaned Dr. Perl $1 million on an interest-free basis for the purchase of a home in the Cupertino, California area. The agreement also provides that the Company will reimburse Dr. Perl for all reasonable expenses incurred in connection with his relocation from Israel to California and in connection with his return to Israel upon the conclusion of his employment with the Company. In addition, for each six months of his employment, the Company has agreed to pay for one round-trip airline ticket for each of Dr. Perl and his wife and children between Israel and California. The agreement may be terminated by Dr. Perl or, without cause, by the Company, upon 90 days' prior written notice. In the event the Company terminates the agreement without cause (as defined in the agreement) or Dr. Perl elects to terminate the agreement, the Company shall pay Dr. Perl a severance fee equal to his then-current monthly salary multiplied by the number of months left until the end of the original term of the agreement. If the agreement is terminated for certain types of cause (as defined in the agreement), the Company shall pay Dr. Perl a severance fee equal to his then-current monthly salary multiplied by six
(6). If the Company terminates the agreement for certain types of cause involving wilful misconduct, no severance will be paid.

     The Company has entered into indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by Delaware law.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Shares (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of the Shares to the SEC and the NYSE. Copies of these reports are also required to be delivered to the Company.

     Except as set forth below, the Company believes, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons, that during fiscal 1998, all Reporting Persons complied with all applicable filing requirements. Exception: Arnon Kohavi, a Vice President of the Company, inadvertently filed a late Form 4 for two transactions effected in July 1998.

                                 EXHIBIT INDEX

EXHIBIT NO.                        DOCUMENT DESCRIPTION
-----------    ------------------------------------------------------------
Exhibit  1.    Corporate Nondisclosure Agreement, dated June 2, 1999, as
               amended effective August 31, 1999, by and between DSP
               Communications, Inc. and Intel Corporation.
Exhibit  2.    Agreement and Plan of Merger, dated as of October 13, 1999, by and among DSP Communications, Inc., Intel Corporation and
               CWC Acquisition Corporation.
Exhibit  3.    Stock Option Agreement, dated as of October 13, 1999, by and between DSP Communications, Inc. and Intel Corporation.
Exhibit  4.    Tender and Voting Agreement, dated as of October 13, 1999, by and among Davidi Gilo, Intel Corporation and CWC
               Acquisition Corporation.
Exhibit  5.    Tender and Voting Agreement, dated as of October 13, 1999, by and among Joseph Perl, Intel Corporation and CWC
               Acquisition Corporation.
Exhibit  6.    Letter to Stockholders from Davidi Gilo dated October 20,
               1999.*
Exhibit  7.    Letter of Merrill Lynch, Pierce, Fenner & Smith
               Incorporated, dated October 13, 1999 to the Board of
               Directors of the Company.*
Exhibit  8.    Press Release issued by DSP Communications, Inc. and Intel
               Corporation on October 14, 1999.
Exhibit  9.    Covenant Not to Compete, dated as of October 13, 1999, by
               and between Intel Corporation and Davidi Gilo.
Exhibit 10.    Covenant Not to Compete, dated as of October 13, 1999, by
               and between Intel Corporation and Joseph Perl.
Exhibit 11.    Letter Agreement, dated as of October 13, 1999, by and
               between Intel Corporation and Davidi Gilo.
Exhibit 12.    Letter Agreement, dated as of October 13, 1999, by and
               between Intel Corporation and Joseph Perl.
Exhibit 13.    Letter Agreement, dated as of October 13, 1999, by and
               between Intel Corporation and Shmuel Arditi.
Exhibit 14.    Letter Agreement, dated as of October 13, 1999, by and
               between Intel Corporation and David Aber.
Exhibit 15.    Letter Agreement, dated as of October 13, 1999, by and
               between Intel Corporation and Stephen P. Pezzola.
Exhibit 16.    Form of Indemnification Agreement for directors and
               executive officers.
Exhibit 17.    Article X of the Company's Certificate of Incorporation, as
               amended to date.
Exhibit 18.    Article VI of the Company's Bylaws, as amended to date.
Exhibit 19.    1995 Employee and Consultant Stock Plan.
Exhibit 20.    1995 Employee Stock Purchase Plan.
Exhibit 21.    1995 Director Stock Option Plan.
Exhibit 22.    1996 Stock Option Plan.
Exhibit 23.    1998 Non-Qualified Stock Option Plan.
Exhibit 24.    Amended and Restated Employment Agreement, dated as of
               August 12, 1999, between DSP Communications, Inc., DSP
               Telecom, Inc. and Stephen P. Pezzola.
Exhibit 25.    Employment Agreement, dated as of October 12, 1998, by and between DSP Telecom, Inc. and Davidi Gilo.
Exhibit 26.    Employment Agreement, dated as of July 15, 1999, by and
               between DSP Telecom, Inc. and Shmuel Arditi.
Exhibit 27.    Intentionally omitted.
Exhibit 28.    Employment Agreement, dated as of August 12, 1999, by and
               between D.S.P.C. Technologies Ltd. and David Aber.

---------------
* Copy attached to, or enclosed with, copies of this schedule mailed to stockholders.